Exhibit 99.202

DEFI TECHNOLOGIES INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

You are invited to the 2022 annual and special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of DeFi Technologies Inc. (the “Corporation”).

When:                 Friday, May 6th, 2022 at 10:00 a.m. (Toronto time)

Where:               198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2

The purpose of the Meeting is as follows:

1.	Financial Statements. Receive and consider the audited consolidated financial statements as at and for the fiscal year ended December 31, 2021;
2.	Auditor Appointment. Appoint RSM Canada LLP as auditor of the Corporation;
3.	Elect Directors. Consider and elect the directors for the ensuing year;
4.	Name Change. The Corporation is proposing to change its name to “1Valour Inc.”; and
5.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular (the “Circular”) accompanying this Notice of Meeting. At the Meeting, Shareholders will be asked to approve each of the foregoing items.

The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR each of the appointment of RSM Canada LLP as auditor of the Corporation, the election of the directors of the Corporation for the ensuing year and the Name Change

Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.

The directors of the Corporation have fixed the close of business on March 29, 2022 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/tZclfu-trz4vG9VhQ2b-a-Km722ufDxTcwW2 receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www.SEDAR.com.

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Proxies are being solicited by management of the Corporation. A form of proxy for the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled to vote at the Meeting may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, TSX Trust, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 by no later than 10:00 a.m. (Toronto time) on May 4, 2022, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.

Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.

DATED at Toronto, Ontario as of the 7th day of April, 2022

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Russell Starr”
Chief Executive Officer and Executive Chairman

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DEFI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR
APRIL 7, 2022

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2022

INFORMATION REGARDING CONDUCT OF MEETING

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation by the management of DeFi Technologies Inc. (the “Corporation” or “DeFi”) of proxies to be used at the annual general and special meeting (the “Meeting”) of holders of common shares of the Corporation to be held at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2 on May 6, 2022 at 10:00 a.m. and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the “Meeting” include references to any postponement(s) or adjournment(s) thereof. It is expected that the solicitation will be primarily by mail but proxies may also be solicited through other means by employees, consultants and agents of the Corporation. The cost of solicitation by management will be borne by the Corporation.

The board of directors of the Corporation (the “Board”) has by resolution fixed the close of business on March 29, 2022 as the record date for the meeting (the “Record Date”) being the date for the determination of the registered holders of common shares (the “Common Shares”) entitled to notice of and to vote at the Meeting and any postponement(s) or adjournment(s) thereof (the “Shareholders”).  The Board has by resolution fixed 10:00 a.m. (Toronto time) on May 4, 2022, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Corporation’s transfer agent, TSX Trust. The proxy cut-off time may be waived or extended by the Board or a person authorized by the Board in its sole discretion without notice.

The Corporation shall make a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each person on that date. Each Shareholder is entitled to one (1) vote on each matter to be acted on at the Meeting for each Common Share registered in his or her name as it appears on the list.

These materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with the applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in  the request for voting instructions.

Unless otherwise stated, the information contained in this Circular is as of April 7, 2022. All dollar amount references in this Circular, unless otherwise indicated, are expressed in Canadian dollars.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/tZclfu-trz4vG9VhQ2b-a-Km722ufDxTcwW2 to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www.SEDAR.com.

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Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder desiring to appoint some other person or entity to represent him at the Meeting may do so by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of TSX Trust, the transfer agent of the Corporation, as indicated on the enclosed envelope not later than the times set out above.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the Shareholder or by an attorney authorized in writing at 198 Davenport Road, Toronto, Ontario M5R 1J2 at any time up to and including the last business day preceding the day of the Meeting.

Voting of Proxies

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for each of the matters to be voted on by Shareholders as described in this Circular or withheld from voting or voted against if so indicated on the form of proxy and in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In the absence of such election, the proxy will confer discretionary authority to be voted in favour of each matter for which no choice has been specified. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

Non-Registered Holders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder who is not a registered Shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an “Intermediary”); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the Notice of Meeting, forms of proxy and this Circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are then required to forward the Meeting materials to Non-Registered Holders unless the Non-Registered Holder has waived the right to receive them. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the “VIF”) which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the VIF wish to vote at a Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the VIF and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the VIF.

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The Corporation does not intend to pay Intermediaries to forward the Meeting materials to objecting Non- Registered Holders. Objecting Non-Registered Holders will not receive the Meeting materials unless the objecting Non-Registered Holder’s Intermediary assumes the cost of delivery.

Interest of Persons in Matters to be Acted Upon

No director or executive officer of the Corporation, nor any person who had held such a position since the beginning of the last completed financial year end of the Corporation, no nominee director nor any respective associates or affiliates of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting other than the election of directors and as possible recipients of stock options (“Stock Options”) under the Corporation’s stock option plan (the “Stock Option Plan”) and/or deferred share units (“DSUs”) under the Corporation’s deferred share unit plan (the “DSUs”).

Voting Securities and Principal Holder Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 20,000,000 non-voting potash stream preferred shares. As of the Record Date, the Corporation had 208,886,419 Common Shares issued and outstanding. Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

For the financial year ended December 31, 2021, the objectives of the Corporation’s compensation strategy were to ensure that compensation for its Named Executive Officers (as defined herein) is sufficiently attractive to recruit, retain and motivate high performing individuals to assist the Corporation in achieving its goals. The Corporation also ensures that compensation is fair, balanced and linked to the performance of the Corporation and the individual Named Executive Officer.

Compensation for the Named Executive Officers is composed primarily of three components: base fees, performance bonuses and the granting of Stock Options and DSUs. Performance bonuses are awarded from time to time having regard to the performance of the Corporation and the individual Named Executive Officer. In establishing the levels of monthly base fees, the award of Stock Options, the award of DSUs and performance bonuses, the Corporation takes into consideration individual performance, responsibilities, length of service and previous grants of Stock Options and DSUs. Performance is discussed informally by the directors in light of achievement of the Corporation’s strategic objective of growth and the enhancement of Shareholder value through increases in the trading price of its Common Shares.

The Compensation, Nomination and Governance Committee (the “CNG Committee”) recommends the monthly base fees, performance bonus, Stock Options and DSUs to be granted to the Named Executive Officers to the Board for approval. The CNG Committee and the Board does not have a pre-determined compensation plan, but rather reviews informally the performance of the Named Executive Officers when determining compensation levels. Factors considered include: the long-term interests of the Corporation and its Shareholders, the financial and operating performance of the Corporation and each Named Executive Officers individual performance, contribution towards meeting corporate objectives, responsibilities and length of service; however, these factors were informally discussed and there are no formal pre-determined goals or formal measures, nor does the CNG Committee or the Board conduct any survey of competitors or have any defined benchmarks.

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The CNG Committee and the Board believes that an informal process for determining compensation of Named Executive Officers is appropriate for a company of its size and that the compensation paid to each Named Executive Officer during the last fiscal year was commensurate with the Named Executive Officer’s position, experience and performance.

Directors

Compensation of directors of the Corporation is determined on a case-by-case basis with reference to the role that each director provides to the Corporation. Directors may receive cash bonuses and in addition, are entitled to participate in the Stock Option Plan and the DSU Plan, which is designed to give each option holder an interest in preserving and maximizing Shareholder value. Such grants are determined by an informal assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation.

The Corporation does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the Corporation uses informal goals natural to development companies such as strategic acquisitions, advancement of exploration and development, equity and debt financing and other transactions and developments that serve to increase the Corporation’s valuation. Such goals are not pre-set.

Officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

Risks Associated with Compensation

In light of the Corporation’s size and the balance between long-term objectives and short-term financial goals with respect to the Corporation’s executive compensation program, the CNG Committee and the Board does not deem it necessary to consider at this time the implications of the risks associated with its compensation policies and practices.

Financial Instruments

The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation as of the date hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on the S&P/TSX Composite Index for the period of January 1, 2015 to December 31, 2021, assuming the reinvestment of any dividends.

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As the Corporation listing the Common Shares for trading on the NEO Exchange Inc. (“NEO Exchange”) on January 19, 2021, the trends in the graph above are over a period time during which the Corporation was a venture issuer on the TSX Venture Exchange and therefore reflect higher volatility in the trading price of the Common Shares. During this same period, the Corporation has generally paid a steady level of base fees to its NEOs with no additional performance bonuses or grant of stock options. Since listing on the NEO Exchange, the Corporation has expanded its management team to account for the growth of its business.

NEO Summary Compensation Table

The following table summarizes the compensation paid during the three most recently completed financial years in respect of the individuals who were carrying out the role of the President & Chief Executive Officer (“CEO”) of the Corporation, Chief Financial Officer (“CFO”, and together with the CEO, the “Named Executive Officers” or “NEOs”) of the Corporation. No other officer, employee or consultant of the Corporation received total compensation of $150,000 or greater.

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Name and principal position	Year Ended	Salary ($)(1)	Share awards ($)(2)	Option awards ($)(3)	Non-equity incentive plan compensation ($)		All other compensation ($)(5)	Total compensation ($)
					Annual incentive plans(4)	Long-term incentive plans
Russell Starr(2) Chief Executive Officer and Executive Chairman	2021	150,000	1,511,270	548,693	NIL	NIL	NIL	2,209,963
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Wouter Witvoet(2) Former Chief Executive Officer and Director	2021	249,003	NIL	NIL	150,000	NIL	NIL	399,003
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Ryan Ptolemy Chief Financial Officer	2021	80,000	251,878	1,714,586	20,000	NIL	NIL	2,066,464
	2020	17,500	N/A	2,031	N/A	N/A	Nil	19,531
	2019	30,000	N/A	Nil	N/A	N/A	Nil	30,000

Diana Biggs Chief Strategy Officer	2021	95,704	62,970	2,014,533	NIL	NIL	NIL	2,173,207
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Johan Wattenstrom Chief Operating Officer	2021	75,618	50,376	Nil	NIL	NIL	NIL	125,994
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Kenny Choi Corporate Secretary	2021	74,000	251,878	1,339,870	20,000	NIL	NIL	1,685,748
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Daniyal Baizak(2) Former Chief Executive Officer and Director	2021	Nil	NIL	248,561	NIL	NIL	NIL	248,561
	2020	20,000	N/A	1,016	N/A	N/A	N/A	21,016
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

James Lanthier(2) Former Chief Executive Officer and Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	30,000	N/A	N/A	N/A	N/A	N/A	30,000

Fred Leigh (2) Former President, CEO and Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	90,000	N/A	Nil	N/A	N/A	Nil	90,000

Notes:
(1)
Compensation has been paid as consulting fees under the independent contractor agreement with the Named Executive Officer as described under the heading “Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts” of this Circular.

(3)	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.
(3)
The value ascribed to option grants represents non-cash consideration and has been estimated using the Black-Sholes Models as at the date of grant, as follows: expected dividend yield — April 9, 2021 - 0%; expected volatility — 145.2%; risk-free interest rate — 0.95%; and expected life — 5 years, May 18, 2021 - 0%; expected volatility — 145.6%; risk-free interest rate — 0.95%; and expected life — 5 years, August 13, 2021 - 0%; expected volatility — 143.7%; risk-free interest rate — 0.84%; and expected life — 5 years,. This is consistent with the accounting values used in the Corporation’s financial statements. The Corporation selected the Black-Scholes model given its prevalence of use in North America.

(4)	Compensation paid in the form of discretionary performance based bonuses.
(5)	Other benefits did not exceed the lesser of $50,000 and 10% of the total annual compensation for the Named Executive Officer
(6)
On October 9, 2019, Mr. Lanthier was appointed as Chief Executive Officer and a director following the resignation of Mr. Leigh. On March 10, 2020, Mr. Leigh was appointed as Chief Executive Officer and a director following the resignation of Mr. Lanthier. On September 11, 2020, Mr. Baizak was appointed as Chief Executive Officer and a director following the resignation of Mr. Leigh. On February 16, 2021 Mr. Witvoet was appointed as Chief Executive Officer and a director following the resignation of Mr. Baizak. On October 4, 2021, Mr. Starr was appointed as Chief Executive Officer following the resignation of Mr. Witvoet.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2021.

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Outstanding Share-Based Awards and Option-Based Awards

Option-Based Awards				Share-Based Awards

Name	Number of securities underlying Unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russell Starr CEO and Executive Chairman	650,000	650,000 options at $1.58	August 13, 2026	936,000	3,020,000	9,120,000	Nil

Wouter Witvoet Former CEO and Director	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Ryan Ptolemy Chief Financial Officer	100,000 300,000 1,300,000	100,000 options at $0.09 300,000 options at $1.58 1,300,000 options at $1.22	November 16, 2025 April 9, 2026 May 18, 2026	3,065,000	520,000	1,570,400	NIL

Diana Biggs Chief Strategy Officer	1,500,000 1,000,000	1,500,000 options at $1.58 1,000,000 options at $1.22	April 9, 2026 May 18, 2026	3,960,000	145,000	437,900	NIL

Johan Wattenstrom Chief Operating Officer	NIL	NIL	NIL	NIL	120,000	362,400	NIL

Kenny Choi Corporate Secretary	150,000 300,000 1,000,000	150,000 options at $0.09 300,000 options at $1.58 1,000,000 options at $1.22	November 16, 2025 April 9, 2026 May 18, 2026	2,671,500	520,000	1,570,400	NIL

Daniyal Baizak Former CEO and Director	27,500 100,000 100,000	50,000 options at $0.09 100,000 options at 1.58 100,000 options at $1.22	November 16, 2025 April 9, 2026 May 18, 2026	389,925	N/A	N/A	N/A

Fred Leigh Former CEO and Director	250,000	250,000 options at $0.11	September 29, 2021	137,500	N/A	N/A	N/A

•	Notes:
(1)	Based on the closing market price of $3.02 of the Common Shares on December 31, 2021 and subtracting the exercise price of the options.
(2)	These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.

Value on Pay-Out or Vesting of Incentive Plan Awards

None of the Named Executive Officers exercised any Stock Options or had this or her DSUs pay-out during the year ended December 31, 2021, except Mr. Ptolemy exercised 200,000 Stock Options on September 27, 2021.

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Employment, Consulting and Management Agreements

The following describes the respective consulting and employment agreements entered into by the Corporation and its NEOs as of the date hereof.

Name	Termination Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control(1)
Russell Starr Chief Executive Officer and Director	30 days	$25,000	24 months	36 months base fees plus aggregate cash bonuses paid in the 36 months prior to the Change of Control.
Ryan Ptolemy, Chief Financial Officer	30 days	$10,000	6 months’ fees	24 months base fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control.
Diana Biggs Chief Strategy Officer	30 days	CHF 23,333	1 months fees	NIL
Johan Wattenstrom Chief Operating Officer	30 days	US$20,000	1 months fees	NIL
Kenny Choi Corporate Secretary	30 days	$10,000	6 months’ fees	24 months base fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control.

Notes:
(1)
Severance upon a change of control becomes payable In the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

For the purpose of the agreements set forth above, “Change of Control” shall be defined as (1) the acquisition, directly or indirectly, by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario)) or group of persons acting jointly or in concert, as such terms are defined in the Securities Act, Ontario of: (A) shares or rights or options to acquire shares of the Corporation or securities which are convertible into shares of the Corporation or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) or more of the votes entitled to be cast at a meeting of the shareholders of the Corporation; (B) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (C) more than 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) of the material assets of the Corporation, including the acquisition of more than 50% (or 25% in the case of Mr. Ptolemy’s consulting agreement) of the material assets of any material subsidiary of the Corporation; or (2) as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its Affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Corporation’s board of directors do not constitute a majority of the Corporation’s board of directors.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the Named Executive Officers pursuant to the above noted agreements in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control is effective as of the Record Date) are detailed below:

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Named Executive Officer	Termination not for Cause ($)	Value of Unvested Options ($) upon termination not for cause	Termination on a Change of Control ($)	Value of Unvested Options Vested ($) upon Change in Control
Russell Starr
Salary and Quantified Benefits	600,000	NIL	900,000	NIL
Bonus	NIL	NIL	300,000	NIL
Total	600,000	NIL	1,200,000	NIL
Ryan Ptolemy
Salary and Quantified Benefits	60,000	NIL	240,000	NIL
Bonus	NIL	NIL	70,000	Nil
Total	60,000	NIL	310,000	NIL
Diana Biggs
Salary and Quantified Benefits	CHF 23,333	NIL	NIL	NIL
Bonus	NIL	NIL	NIL	NIL
Total	CHF 23,333	NIL	NIL	NIL
Johan Wattenstrom
Salary and Quantified Benefits	USD 20,000	NIL	NIL	NIL
Bonus	NIL	NIL	NIL	NIL
Total	USD 20,000	NIL	NIL	NIL
Kenny Choi
Salary and Quantified Benefits	60,000	NIL	240,000	NIL
Bonus	NIL	NIL	70,000	NIL
Total	60,000	NIL	310,000	NIL

Notes:
(1)
Severance upon a change of control becomes payable in the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

(2)	Based on the closing market price of $1.45 of the Common Shares on March 29, 2022 and subtracting the exercise price of the options.

Other Arrangements

Other than as disclosed below or elsewhere in this Circular, none of the officers or directors of the Corporation have compensation arrangements pursuant to any other arrangement or in lieu of any standard compensation arrangement.

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Indebtedness of Directors and Executive Officers

As at the date of this Circular and during the financial year ended December 31, 2021, no director or executive officer of the Corporation (and each of their associates and/or affiliates) was indebted, including under any securities purchase or other program, to (i) the Corporation or its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2021, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

Directors’ and Officers’ Insurance and Indemnification

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of $1,000,000 in coverage. The approximate amount of premiums paid by the Corporation in 2021 in respect of such insurance was $12,875.

Interest of Informed Persons in Material Transactions

No informed person (as such term is defined under applicable securities laws) of the Corporation or nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Corporation since January 1, 2021 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries other than as may be disclosed herein.

Director Compensation

Compensation of directors for the financial year ended December 31, 2021 was determined on a case-by- case basis with reference to the role that each director provided to the Corporation. Executive officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors. The following information details compensation paid in  the recently completed financial year.

Director Summary Compensation Table

The following table provides information regarding the compensation awarded to each director during the year ended December 31, 2021, other than any NEOs who are also directors, whose compensation was included above.

Name	Fees earned ($)	Share awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)
Bernard Wilson	NIL	25,188	891,761	10,000	NIL	926,949
Tito Gandhi	NIL	25,188	248,561	10,000	NIL	283,749
William C. Steers	NIL	25,188	891,761	10,000	NIL	926,949
Krisztian Toth	NIL	25,188	381,412	NIL	NIL	406,599
TOTALS	NIL	100,752	2,413,495	30,000	NIL	2,544,247

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Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of December 31, 2021, other than any NEOs who are also directors, whose compensation was included above.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed
Bernard Wilson	450,000	250,000 options at $1.58 100,000 options at $1.58 100,000 options at $1.22	February 24, 2026 April 9, 2026 May 18, 2026	684,000	70,000	211,400	Nil
Tito Gandhi	100,000 100,000	100,000 options at $1.58 100,000 options at $1.22	April 9, 2026 May 18, 2026	324,000	70,000	211,400	Nil
William C. Steers	450,000	250,000 options at $1.58 100,000 options at $1.58 100,000 options at $1.22	February 24, 2026 April 9, 2026 May 18, 2026	684,000	70,000	211,400	Nil
Krisztian Toth	450,000	450,000 options at $1.11	May 25, 2025	859,500	70,000	211,400	Nil

Notes:

(1)	Based on the closing market price of $3.02 of the Common Shares on December 31, 2021 and subtracting the exercise price of the options.
(2)	These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(3)	Share-based awards comprise of DSUs. Value is based on the fair value of the award on the grant date.

Value on Pay-Out or Vesting of Incentive Plan Awards

No director exercised his or her Stock Options or were paid out his or her DSUs during the year ended December 31, 2021.

Stock Option Plan

The Corporation believes that granting stock options to officers, directors, consultants and employees encourages retention and more closely aligns the interests of such key personnel with the interests of shareholders while at the same time not drawing on the limited cash resources of the Corporation.

The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. The following is a summary of the terms of the proposed Stock Option Plan, which is qualified in its entirety by the provisions of the Stock Option Plan.

The Stock Option Plan is a “evergreen” stock option plan under NEO Exchange Listing Manual as under the Stock Option Plan the Corporation is authorized to grant Stock Options of up to 10% of its issued and outstanding Common Shares at the time of the Stock Option grant, from time to time, with no vesting provisions. As of the date hereof, there is an aggregate of 19,558,100 Stock Options outstanding under the Stock Option Plan, which represents approximately 9.4% of the outstanding Common Shares.

The terms and conditions of each Stock Option granted under the Stock Option Plan will be determined by the Board. Stock Options will be priced in the context of the market and in compliance with applicable securities laws and NEO Exchange guidelines. Consequently, the exercise price for any Stock Option shall not be lower than the market price of the underlying Common Shares at the time of grant. Vesting terms will be determined at the discretion of the Board. The Board shall also determine the term of Stock Options granted under the Stock Option Plan, provided that no Stock Option shall be outstanding for a period greater than five years. The Board shall also have complete discretion to set the terms of any vesting schedule of each Stock Option granted.

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The Stock Option Plan provides for amendment procedures that specify the kind of amendments to the Stock Option Plan that will require Shareholder approval. The Board believes that except for certain material changes to the Stock Option Plan, it is important that the Board has the flexibility to make changes to the Stock Option Plan without Shareholder approval. Such amendments could  include making appropriate adjustments to outstanding Stock Options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions.

The Stock Option Plan does not provide for the transformation of Stock Options granted under the Stock Option Plan into stock appreciation right involving the issuance of securities from the treasury of the Corporation.

The Stock Option Plan provides that holders of Stock Options who are restricted from trading in securities of the Corporation during periodic black-out periods imposed by the Corporation shall be entitled to exercise a Stock Option that was set to expire during a black-out period imposed by the Corporation until the day that is five business days following the expiry of the black-out period.

Directors, officers, employees and certain consultants shall be eligible to receive Stock Options under the Stock Option Plan. Upon the termination of an optionholder’s engagement with the Corporation, the cancellation or early vesting of any Stock Option shall be in the discretion of the Board. In general, the Corporation expects that Stock Options will be cancelled 90 days following an optionholder’s termination from the Corporation. Stock Options granted under the Stock Option Plan shall not be assignable.

The Corporation will not provide financial assistance to any optionholder to facilitate the exercise of Stock Options under the Stock Option Plan.

Pursuant to Section 10.13 – Security Based Compensation of the NEO Exchange Listing Manual, the Corporation is required to obtain the approval of its Shareholders to any stock option plan that is a “evergreen” plan every three years at the Corporation’s annual meeting of Shareholders. The Stock Option Plan was last approved by Shareholders at the annual and special meeting of Shareholders held on September 13, 2021.

The table below sets out the outstanding options under the Stock Option Plan, being the Corporation’s only compensation plan under which Common Shares are authorized for issuance, as of the Record Date.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	19,558,100	$1.42	1,330,541
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	19,558,100	$1.42	1,330,541

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Corporate Governance Policies

Management of the Corporation and the Board recognize the importance of corporate governance in effectively managing the Corporation, protecting employees and Shareholders, and enhancing Shareholder value.

The Board fulfills its mandate directly and through its Audit Committee and its Compensation, Nomination and Governance Committee (“CNG Committee”) and other ad hoc committees at regularly scheduled meetings or as required. The directors are kept informed regarding the Corporation’s operations at  regular meetings and through reports and discussions with management on matters within their particular areas of expertise. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces.

The Corporation believes that its corporate governance practices are in compliance with applicable Canadian requirements. The Corporation is committed to monitoring governance developments to ensure its practices remain current and appropriate.

Board of Directors

Pursuant to National Instrument 58-101 – Corporate Governance, a director is independent if the director has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. Certain directors are deemed to have a material relationship with the issuer by virtue of their position or relationship with the Corporation. The Board is currently comprised of five members, of which Messrs. Gandhi, Steers, Wilson and Tóth are considered to be independent. In assessing whether a director is independent for these purposes, the circumstances of each director have been examined in relation to a number of factors.

Other Public Corporation Directorships

To the best of the Corporation’s knowledge and based on publicly available information, as of the date hereof, the directors of the Corporation hold directorship positions with the following reporting issuers:

Director	Reporting Issuer
Tito Gandhi	Q-Gold Resources Ltd.
William C. Steers	Lara Exploration Ltd Jade Power Trust ARHT Media Inc. Sulliden Mining Capital
Bernard Wilson	Aberdeen International Inc. Flora Growth Corp.
Krisztián Tóth	Trillium Gold Mines Inc. Leviathan Gold Ltd. BetterLife Pharma Inc. Voyager Digital Ltd. Pasofino Gold Limited
Russell Starr	Trillium Gold Mines Inc. Leviathan Gold Ltd. Canada Nickel Company Inc. Cayden Resources Inc.

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Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of:

•	the strategic planning process of the Corporation;

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

•	the integrity of the Corporation’s internal control and management information systems.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation, Nomination and Governance Committee.

Orientation and Continuing Education

Directors are expected to attend all meetings of the Board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefited from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are apprised of changes in the Corporation’s operations and business. All Board members are provided with copies of periodic reports on the business and operations of the Corporation.

Nomination of Directors

The Board is largely responsible for identifying new candidates for nomination to the Board. The process by which candidates are identified is through recommendations presented to the Board, which establishes and discusses qualifications based on corporate law and regulatory requirements as well as education and experience related to the business of the Corporation.

Compensation

The CNG Committee is responsible for recommending to the Board the compensation of the directors  and Chief Executive Officer of the Corporation. The process for determining executive compensation is relatively informal, in view of the size and stage of the Corporation and its operations. The Corporation does not maintain specific performance goals or use benchmarks in determining the compensation of executive officers. Upon the recommendation of the CNG Committee, the Board may at its discretion award either a cash bonus or stock options for high achievement or for accomplishments that the Board deems as worthy of recognition.

The CNG Committee reviews and discusses proposals received by the Chief Executive Officer of the Corporation regarding the compensation of management and the directors. Please refer to the section “Compensation and Corporate Governance Committee”.

Board Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Chair of the Board encourages discussion amongst the Board as to evaluation of the effectiveness of the Board as a whole and of each individual director. All directors are free to make suggestions for improvement of the practice of the Board at any time and are encouraged to do so.

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Majority Voting Policy

The Corporation has adopted a Majority Voting Policy to provide a meaningful way for the Corporation’s shareholders to hold individual directors accountable and to require the Corporation to closely examine directors that do not have the support of a majority of Shareholders who vote at the Meeting. The policy provides that forms of proxy for the election of directors will permit a Shareholder to vote in favour of, or to withhold from voting, separately for each director nominee and that where a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Board, such resignation to be effective on acceptance by the Board. The Board will then establish an advisory committee (the “Committee”) to which it shall refer the resignation for consideration within an 90 day period. In such circumstances, the Committee will make a recommendation to the Board as to the director’s suitability to serve as a director after reviewing, among other things, the results of the voting for the nominee and the Board will consider such recommendation. Any director subject to the Majority Voting Policy will not be a member of the Committee or participate in any Board level discussion where his or her resignation is being considered. Absent exceptional circumstances the Committee and the Board will accept the resignation of the nominee director. Once the Board has made a final decision regarding the resignation, the Company will publicly disclose the Board’s decision regarding the resignation, including the reasons for not accepting the resignation, if applicable. If the resignation is accepted, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy.

This policy does not apply where an election involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the management of the Corporation).

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of: the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function.

Please see Schedule “A” for the text of the Audit Committee Charter.

Composition of the Audit Committee

The Corporation’s Audit Committee is comprised of three directors, William C Steers (Chair), Tito Ghandi and Bernard Wilson. Each member of the Audit Committee is considered to be financially literate and are considered independent, as such term is defined in NI 52-110.

Relevant Education and Experience

Please see page 17 for the biographies of each member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on either (a) an exemption in section 2.4 of NI 52-110; or (b) an exemption from NI 52- 110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

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Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

RSM Canada LLP are the external auditors of the Corporation and were appointed on August 13, 2021. The aggregate fees billed and estimated to be billed by the external auditors for the last two (2) fiscal years is set out in the table below. “Audit Fees” includes fees for audit services including the audit services completed for the Corporation’s subsidiaries. “Audit Related Fees” includes fees for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under Audit Fees including the review of interim filings and travel related expenses for the annual audit. “Tax Fees” includes fees for professional services rendered by the external auditor for tax compliance, tax advice, and tax planning. “All Other Fees” includes all fees billed by the external auditors for services not covered in the other three categories.

Year	Audit Fees ($)	Audit Related Fees	Tax Fees ($)	All Other Fees
2021	224,160	NIL	9,583	Nil
2020	35,000	Nil	3,300	Nil

Compensation, Nomination and Governance Committee

The Compensation, Nomination and Governance Committee (the “CNG Committee”) is comprised of Mr. Krisztian Toth, Mr. Tito Gandhi and Mr. William C. Steers, each of whom is an independent director. Please see page 16 for the biographies of each member of the CNG Committee.

The CNG Committee’s responsibilities are twofold. First, with respect to compensation, the CNG Committee’s responsibility include (i) discharging the Board’s responsibilities relating to the compensation of the Corporation’s executive officers, (ii) administering the Corporation’s incentive compensation and equity-based plans, and (iii) assisting the Board with respect to management succession and development. In carrying out its duties with respect to compensation, the CNG Committee reviews and makes recommendations to the Board on an annual basis regarding (A) company-wide compensation programs and practices, (B) all aspects of the remuneration of the Corporation’s executive officers and directors, and (C) equity-based plans and any material amendments thereto (including increases in the number of securities available for grant as options or otherwise thereunder).

The primary function of the CNG Committee with respect to nomination and governance matters is to exercise the responsibilities and duties set forth below, including but not limited to: (i) advising the Board on corporate governance in general, (ii) identifying candidates to act as directors of the Corporation, (iii) recommending to the Board qualified candidates to nominate as a director of the Corporation for consideration by the shareholders of the Corporation at the next annual meeting of shareholders (iv) overseeing and assessing the functioning of the Board and the committees of the Board, and (v) developing and recommending to the Board, and overseeing the implementation and assessment of, effective corporate governance principles.

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MATTERS TO BE CONSIDERED

Financial Statements

The financial statements for the fiscal year ended December 31, 2021 will be presented to Shareholders for review at the Meeting and were mailed to Shareholders with the Notice of Meeting and this Circular. No vote by the Shareholders is required with respect to this matter.

Election of Directors

The Board currently consists of five directors. The Corporation has nominated five persons (the “Nominees”) for election as a director at the Meeting. At the Meeting, Shareholders will be asked to elect each individual Nominee as a director.

The following table provides the names of the Nominees and information concerning such Nominees.  The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Information in the table below regarding the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is based upon information furnished by the respective Nominee and is as at the Record Date.

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Tito Gandhi(2) (3) Caledon East, Ontario Age:67	President and Chief Executive Officer of Genesis Casinos Ltd.	August 11, 2016	Nil
William Steers(2)(3) Toronto, Ontario Age:69	International Business Consultant	March 14, 2018	Nil
Bernard Wilson(2) Toronto, Ontario Age:79	Financial Professional	January 19, 2021	Nil
Russell Starr Toronto, Ontario Age: 54	Chief Executive Officer of Trillium Gold Mines Inc.	July 20, 2021	3,382,200
Krisztian Tóth(3) Toronto, Ontario Age: 44	Partner at Fasken Martineau DuMoulin LLP	May 14, 2021	Nil

Notes:

(1)	The Corporation has relied exclusively on the respective Nominee for this information.
(2)	Member of the Audit Committee
(3)	Member of the Compensation, Nomination and Governance Committee.

Biographical information for each of the nominated directors are set out below:

Mr. Gandhi has over 32 years of experience in operations, public markets and finance. He has been a technology entrepreneur for the past 20 years. During his time he has bought, operated, restructured, and sold a number of companies. In 1996, he founded and served as President and CEO of Office Solutions Group, a technology solution provider that was acquired by Imagistics/Oce in 2004, which was subsequently acquired by Canon Japan. From 2010 to 2013, Mr. Gandhi was the CFO of Imperus Technologies Corp. From March 2007 to present, Mr. Gandhi has been CEO of Genesis Casinos Ltd. (formerly Raj Gaming Corp.), a casino in the Dominican Republic. Mr. Gandhi has a Higher National Diploma in Business Studies from North Herts College in Hitchin, Hertfordshire, UK.

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Mr. Steers has over 40 years of international business development and management experience. While resident in Rio de Janeiro, he was a Director and senior manager of Docas Investimentos, a Brazilian controlled investment group involved in real estate, ship building, telecoms and more recently, oil and gas. He is a partner at IMC Consultoria Representacao Com. Int. Ltda. that among other activities, successfully introduced IMAX to Brazil. Mr. Steers is an Independent Director of Brazilian oil and gas producer Petro Rio and Toronto based Lara Exploration Ltd. Formerly, Mr. Steers was Managing Partner at Weatherhaven Brasil (private manufacturer of temporary shelters). Mr. Steers holds an Honors BA from the Richard Ivey School of Business at Western University.

Mr. Wilson is a senior financial professional. He is the former Vice-Chairman of PriceWaterhouseCoopers LLP and is the Chairman of the Founders Board of the Institute of Corporate Directors. Mr. Wilson has served as Chairman of the Canadian Chamber of Commerce; Chairman of the International Chamber of Commerce - Canada; and Member of the Canada/US Trade Committee. Mr. Wilson is currently a director of a number of other public Canadian companies. Mr. Wilson holds a BComm – Economics and Accounting from St. Francis Xavier University, an FCA designation, a ICD.D accreditation from the Institute of Corporate Directors and a Arbitration and Mediation Certificate from the Harvard Law School.

Mr. Starr, who previously served as the Head of Capital Markets for DeFi Technologies is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. Mr. Starr is also a co-founder and part owner of Echelon Wealth Partners, a large Canadian investment dealer. After leaving Bay Street, Mr. Starr has held executive positions and board roles with numerous TSX and TSXV listed companies. Mr. Starr holds a bachelor’s degree in Economics from Queen’s University, a master of arts in Economics from the University of Victor and an EMBA from Western University, Richard Ivey School of Business.

Mr. Tóth, is an experienced M&A lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm with eight offices with more than 700 lawyers across Canada and in the UK and South Africa. Mr. Tóth began his career at Fasken in 2003, eventually becoming a partner of the firm in 2009. He has been recognized by IFLR1000 for his capital markets work. Mr. Tóth is also a director of a number of public companies, including Voyager Digital, a publicly listed crypto-asset broker that provides retail and institutional investors with a turnkey solution to trade crypto assets. Mr. Tóth holds a bachelor of arts in Politics Sociology from Queen’s University and an LLB from Dalhousie University.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of each of the Nominees. If prior to the Meeting any of such Nominees is unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting. Each  Nominee elected will hold office until his successor is elected at the next annual meeting of the Corporation, or any postponement(s) or adjournment(s) thereof, or until his successor is elected or appointed.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or corporation, except the directors and executive officers of the Corporation acting solely in such capacity.

The Board of Directors recommends that Shareholders vote in favour of electing each of the directors as set forth above. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL  BE VOTED FOR THE ELECTION OF EACH DIRECTOR.

Cease Trade Orders or Bankruptcies

No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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No director or executive officer of the Corporation is or has been, within the ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director or executive officer has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

On August 13, 2021, the board of directors of the Corporation appointed RSM Canada LLP (“RSM”) as auditors of the Corporation following the resignation of McGovern Hurley LLP (“McGovern”) as auditors of the Corporation. At the Meeting, Shareholders will be asked to re-appoint RSM as auditors of the Corporation until the close of the next annual meeting of and to authorize the directors to fix their remuneration.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE APPOINTMENT OF RSM CANADA LLP AS THE CORPORATION’S AUDITORS AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH A RESOLUTION.

Name Change

The Corporation is proposing to change its name to “1Valour Inc.” Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, to pass a special resolution as set forth below authorizing the Board, in its sole discretion, to change the name of the Corporation to “1Valour Inc.”, or such other name as the Board, in its sole discretion, deems appropriate (the “Name Change”). Notwithstanding approval of the Name Change by the Shareholders, the Board may, in its sole discretion, revoke this special resolution, and abandon the Name Change without further approval or action by or prior notice to Shareholders. Any Name Change of the Corporation will be subject to the approval of the NEO Exchange.

At the Meeting, Shareholders will be asked to consider, and if deemed to be advisable approve, the following special resolution, which must be passed by two-thirds of the votes cast by the Shareholders in person or by proxy at the Meeting, subject to such amendments, variations or additions as may be approved at the Meeting:

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“BE IT RESOLVED THAT:

1.
subject to the Corporation first receiving all required regulatory and the NEO Exchange approvals, the name of the Corporation be changed to “1Valour Inc.” or such other name as may be approved by the directors of the Corporation and applicable regulatory authorities;

2.	the articles of the Corporation be amended to reflect the foregoing;
3.	the Board be and are authorized to file articles of amendment and all other requisite documents with all applicable regulatory authorities in order to give effect to the name change;
4.
notwithstanding the passage of this resolution by the shareholders of the Corporation, the Board of the Corporation may, without any further notice or approval of the shareholders of the Corporation, decide not to proceed with the name change or to otherwise give effect to this resolution at any time prior to the sale becoming effective and may revoke this resolution without further approval of the shareholders at any time prior to the completion of the transactions authorized by this resolution; and

5.
any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE NAME CHANGE RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH SPECIAL RESOLUTION.

Additional Information

Additional information relating to the Corporation may be found under the profile of the Corporation on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited financial statements and related management’s discussion and analysis for the financial year ended December 31, 2021, which can be found under the profile of the Corporation on SEDAR. Shareholders may also request these documents by emailing Kenny.Choi@fmresources.ca or by telephone at (416) 861-2262.

Board of Directors Approval

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Russell Starr”
Chief Executive Officer and Executive Chairman

Toronto, Ontario April 7, 2022

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SCHEDULE “A”

DEFI TECHNOLOGIES INC.
AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)
Review the Company’s financial statements, management discussion and analysis (“MD&A”) and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

1

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)
Obtain annually a formal written statement of the external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year- end financial statements and intended template for such statements.

(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)
the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

2

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(a)	Review certification process.

(b)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

3

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of DeFi Technologies Inc.

Opinion

We have audited the consolidated financial statements of DeFi Technologies Inc. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2021 and the consolidated statement of operations and comprehensive (loss) income, changes in equity (deficiency) and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $71,495,219 during the year ended December 31, 2021 and, its ability to continue as a going concern is contingent upon raising the necessary funds through the selling of investments, digital assets and issuance of equity or debt. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Matter

The consolidated financial statements of Company for the year ended December 31, 2020, were audited by another auditor who expressed an unmodified opinion on those financial statements on March 31, 2021.

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Curtis Dorfman.

Chartered Professional Accountants
Licensed Public Accountants
March 31, 2022
Toronto, Ontario

DeFi Technologies Inc.

DeFi Technologies Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
	Note	December 31, 2021 $	December 31, 2020 $
Assets
Current
Cash and cash equivalents	18	9,161,034	332,075
Amounts receivable	4,18	32,565	-
Public investments, at fair value through profit and loss	3,18,21	18,146	665,740
Prepaid expenses	5,18	1,407,697	141,386
Digital assets	6	177,616,891	636,600
Digital assets loaned and staked	6	191,123,879	-
Total current assets		379,360,212	1,775,801
Private investments, at fair value through profit and loss	3,18,21	10,257,760	2,920,243
Digital assets	6	1,312,970	-
Derivative asset	6,18	284,404	-
Equipment	8	33,569	-
Right of use assets	9	5,646	-
Intangible assets	11,12,13	21,723,987	-
Goodwill	12,13	46,712,027	-
Investment in associate	11	-	2,600,000
Total assets		459,690,575	7,296,044
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	14,18,21	4,412,171	992,248
ETP holders payable	15,18	363,491,362	-
Total current liabilities		367,903,533	992,248
Non-current liabilities
Lease liabilities	9	5,646	-
Total liabilities		367,909,179	992,248
Shareholders’ equity
Common shares	17(b)(c)	163,265,466	23,357,691
Preferred shares	17(d)	4,321,350	4,321,350
Share-based payments reserves	17	25,898,062	1,190,995
Accumulated other comprehensive income		241,064	-
Deficit		(101,944,546)	(22,566,240)
Total equity		91,781,396	6,303,796
Total liabilities and equity		459,690,575	7,296,044
Nature of operations and going concern	1
Commitments and contingencies	22
Subsequent events	25

Approved on behalf of the Board of Directors:
“Tito Gandhi”	“Bernard Wilson”
Director	Director

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in Canadian dollars)
		Years ended December 31,
	Note	2021 $	2020 $
Revenues
Realized and net change in unrealized gains and losses on digital assets		(33,332,787)	-
Realized and net change in unrealized gains and losses on ETP payables		37,908,556	-
Unrealized gain on derivative assets		284,604	-
Other trading income		16,865	-
Staking and lending income		3,356,032	-
Management fees		1,116,597	-
Node revenue		1,090,008	-
Realized loss on investments, net		(207,532)	(197,863)
Unrealized gain on investments, net		4,740,451	151,087
Gain on sale of royalties		-	2,998,002
Interest income		108,284	-
Total revenues		15,081,078	2,951,226
Expenses
Operating, general and administration	16,21	14,954,193	600,412
Share based payments	17	42,035,158	115,798
Depreciation - property, plant and equipment	8	8,284	-
Depreciation - right of use assets		49,217	-
Amortization - intangibles	11,12,13	3,582,697	-
Finance costs		1,186,408	-
Transaction costs		1,315,775	1,592
Foreign exchange loss		15,481	17,816
Impairment loss	13	17,483,284	142,075
Total expenses		80,630,497	877,693
(Loss) income before other item		(65,549,419)	2,073,533
Loss on deemed disposal of an associate	12	(5,945,800)	-
Net (loss) income for the year		(71,495,219)	2,073,533
Other comprehensive gain Foreign currency translation gain		241,064	-
Net (loss) income and comprehensive (loss) income for the year		(71,254,155)	2,073,533
(Loss) income per share
Basic		(0.37)	0.04
Diluted		(0.37)	0.04

Weighted average number of shares outstanding:
Basic		192,626,463	48,520,993
Diluted		192,626,463	50,310,158

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
	Note	December 31, 2021 $	December 31, 2020 $
Cash (used in) provided by operations:
Net (loss) income for the period		(71,495,219)	2,073,533
Adjustments to reconcile net (loss) income to cash (used in)
operating activities:
Gain on sale of royalties	10	-	(2,998,002)
Share-based payments	17	42,035,158	115,798
Impairment loss	13	17,483,284
Loss on deemed disposal of an associated	12	5,945,800
Interest income		(108,284)
Depreciation	8,9,13	3,640,198	-
Realized loss on investments, net		207,532	197,863
Unrealized (gain) on investments, net		(4,740,451)	(151,087)
Realized loss on digital assets, net		(1,641,058)	-
Unrealized loss on digital assets, net		24,003,847	-
ETP trading		20,162,713	-
Revaluation gain on ETP		(58,071,269)	-
Staking and lending income		(3,413,607)	-
Node revenue		(1,090,008)	-
Transaction costs	11	(149,153)	142,075
Unrealized (gain) loss on foreign exchange		(100,523)	19,119
		(27,331,040)	(600,701)
Adjustment for:
Purchase of digital assets		(649,502,651)	(640,300)
Disposal of digital assets		331,176,366	-
Purchase of investments		(2,185,225)	(90,612)
Disposal of investments		19,290,229	79,130
Change in prepaid expenses and deposits		443,187	(132,964)
Change in accounts payable and accrued liabilities		1,189,892	(809,499)
Net cash (used in) from operating activities		(326,919,242)	(2,194,946)
Investing activities
Equipment purchased		(31,410)	-
Lease payment		(48,695)	-
Acquisition of subsidiary		-	(208,912)
Cash received from acquisition of subsidiary	12	3,859,430	66,837
Net cash provided from investing activities		3,779,325	(142,075)
Financing activities
Proceeds from ETP holders		729,048,754	-
Payments to ETP holders		(395,369,306)	-
Proceeds from issuance of units	17	9,614,450	2,600,000
Share and warrant issuance costs	17	(309,901)	(26,553)
Proceeds from exercise of warrants	17	2,219,806	84,583
Proceeds from exercise of options	17	238,940	22,000
Shares repurchased pursuant to NCIB		(13,434,017)	-
Net cash provided by financing activities		332,008,726	2,680,030
Effect of exchange rate changes on cash and cash
equivalents		(39,850)	(15,696)
Change in cash and cash equivalents		8,828,959	327,313
Cash, beginning of period		332,075	4,762
Cash and cash equivalents, end of period		9,161,034	332,075
Supplemental information:
Value of shares issued for DeFi Holdings Inc.		19,800,000	-
Value of shares issued for Valour Structured Products, Inc.		78,175,969	-
Value of shares issued for Hive Blockchain Technologies Ltd		16,000,000	-
Shares issued for SDK:meda, LLC		3,420,000	-
Shares issued for investment in associate			2,600,000
Proceeds payable for acquisition of subsidiary			174,093
Investments received through sale of royalties		-	2,998,002

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Deficit	Total
Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$-	$-	$914,588	$1,190,995	-	(22,566,240)	6,303,796
Private Placement	5,000,000	10,000,000	-	-	-	-	-	-	-	-	-	10,000,000
Share issue costs	-	(309,901)	-	-	-	-	-	-	-	-	-	(309,901)
Shares issued for acquisitions	77,934,316	103,921,769	-	-	-	-	-	-	-	-	-	103,921,769
Treasury shares acquired	-	(7,360,000)	-	-	-	-	-	-	-	-	-	(7,360,000)
Shares issued for investments	13,000,000	19,420,000	-	-	-	-	-	-	-	-	-	19,420,000
NCIB	(7,078,200)	(5,552,561)	-	-	-	-	27,453	- 27,453	-	(7,908,909)	(13,434,017)
Warrants exercised	12,826,675	2,219,806	-	-	-	-	-	-	-	-	-	2,219,806
Value of warrants exercised	-	328,602	-	-	-	-	-	(328,602)	(328,602)	-	-	-
Option exercised	1,514,400	238,940	-	-	-	-	-	-	-	-	-	238,940
Value of options exercised	-	166,120	-	-	(166,120)	-	-	-	(166,120)	-	-	-
DSU excercised	4,500,000.00	15,830,000	-	-	-	-	-	-	(15,830,000)	-	-
value of DSU excercised	1,005,000	-	-	-	-	-	(1,005,000)	-	-	-
Options cancelled	-	-	-	-	(25,822)	-	-	-	(25,822)	-	25,822	-
Share-based payments	-	-	-	-	18,148,210	23,886,948	-	-	42,035,158	-	-	42,035,158
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	241,064	(71,495,219)	(71,254,155)
Balance, December 31, 2021	211,102,552	$163,265,466	4,500,000	$4,321,350	$18,232,675	$23,886,948	$27,453	$585,986	$25,898,062	$241,064	$(101,944,546)	$91,781,396
Balance, December 31, 2019	41,513,693	$18,820,850	4,500,000	$4,321,350	$198,969	$-	$-	$160,439	359,408	$-	$(24,667,173)	$(1,165,565)
Private Placements	40,000,000	2,600,000	-	-	-	-	-	-	-	-	2,600,000
Warrants issued	-	(777,320)	-	-	-	-	-	777,320	777,320	-	-	-
Broker warrants issued	-	(1,548)	-	-	-	-	-	1,548	1,548	-	-	-
Share and warrant issue costs	-	(20,828)	-	-	-	-	-	(5,725)	(5,725)	-	-	(26,553)
Shares issued for investment in associate	20,000,000	2,600,000.00	-	-	-	-	-	-	-	-	-	2,600,000
Warrants exercised	1,691,668	84,583.00	-	-	-	-	-	-	-	-	-	84,583
Value of warrants exercised	-	18,994.00	-	-	-	-	-	(18,994)	(18,994)	-	-	-
Option exercised	200,000	22,000.00	-	-	-	-	-	-	-	-	-	22,000
Value of options exercised	-	10,960.00	-	-	(10,960)	-	-	-	(10,960)	-	-	-
Share-based payments	-	-	-	-	115,798	-	-	-	115,798	-	-	115,798
Options expired	-	-	-	-	(27,400)	-	-	-	(27,400)	-	27,400.00	-
Net income for the year	-	-	-	-	-	-	-	-	-	-	2,073,533.00	2,073,533
Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$-	$-	$914,588	$1,190,995	$-	$(22,566,240)	$6,303,796

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These consolidated financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at December 31, 2021, the Company has working capital of $11,456,679 (December 31, 2020 - $783,553, including cash of $9,161,034 (December 31, 2020 - $332,075) and for the year ended December 31, 2021 had a net loss and comprehensive loss of $71,254,155 (for the year ended December 31, 2020 – net income and comprehensive income of $2,073,533). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments , digital assets and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies as set out below were consistently applied to all the periods presented unless otherwise noted. These consolidated financial statements of the Company were approved for issue by the Board of Directors on March 31, 2022.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These consolidated financial statements of fiscal 2021 comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (formerly DeFi Holdings Inc.) (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Valour Inc. (formerly Valour Structured Products, Inc.), DeFi Europe AG (formerly Catenafin AG), Crypto 21 AB (formerly C de Geer 2 AB} and Valour Management Limited. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation. Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(c)	Basis of preparation and functional currency

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non- monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi Technologies Inc., DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Valour Inc., Catenafin AG, Crypto 21 AB and Valour Management Limited is US Dollars.

The results and financial position of foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

• assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

• income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

• all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets was classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for Bitcoin, Ethereum, Cardano, Polkadot, Solana and Uniswap is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Trade Products (“ETP”). Fair value for the other digital assets is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 3 and 18 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 18 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

(v)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vi)	Contingencies (See Note 22 for details)

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 6 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations. To date, COVID-19 has had minimal effect on the Company’s operations or on the Company’s ability to finance its operations.

(xi)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

(xii)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs. processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

(e)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, amounts receivable, public investments, private investments, derivative asset, accounts payable and accrued liabilities and ETP holders payable.

(i)	Investments

Purchases and sales of investments where the Company cannot exert control or significant influence are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 18, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;
Level 2 – investment which valuation technique is based on observable market inputs; and
Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly traded investments:

1.    Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. The Company utilizes the quoted closing prices provided they fall within the bid-ask spread. In circumstances where the quoted closing prices are not within the bid-ask spread, Company will determine the point within the bid-ask spread that is most representative of fair value. These are included in Level 1 as disclosed in Note 18.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments (continued)

2.        Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted due the short term of the hold period. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 18.

3.         Warrants or options of publicly traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. These are included in Level 2 as disclosed in Note 18.

4.        Securities which are traded on a recognized securities exchange but which do not have an active market are recorded at the most recent transaction price. These are included in Level 3 in Note 18.

The amounts at which the Company’s publicly traded investments could be disposed of may differ from carrying values based on market quotes, due to market price changes and the fair value was determined at a specific time, the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

Privately held investments:

1.     Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 18. Options and warrants of private companies are carried at fair value using valuation technique.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2.     An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or

if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

•
political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, or to an extent that, it was not previously allowed, or reduce or eliminate the need for approvals;

•	receipt by the investee company of approvals, which allow the investee company to proceed with its project(s);

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments (continued)

Privately held investments: (continued)

•	release by the investee company of positive operational results, which either proves or expands their investee’s prospects; and

•
important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3.
Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

•	political changes in a country in which the investee company operates which increases the tax burden on companies;

•	denial of the investee company’s application for approvals which prohibit the investee company from proceeding with its projects;

•	the investee company releases negative operating results;

•
changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;

•	the investee company is placed into receivership or bankruptcy; and

•	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Initial recognition and measurement
Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

Subsequent measurement – financial assets at amortized cost
After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL
Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition
A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets
The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement
Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. ETP holders payable are designated as financial liability at fair value through profit or loss on initial recognition.. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP which is pegged to USD, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s financial liabilities also include accounts payable and accrued liabilities, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long- term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost
After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(f)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered banks or in a financial institution controlled by a Canadian chartered bank.

(g)	Revenue recognition

Revenue is recognised at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring services to a customer. For each contract with a customer, the Company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the services promised. Revenue is recognized only when it is probable that the economic benefits associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognized as an expense, rather than as an adjustment of the amount of revenue originally recognized.

The Company recognizes revenue from management fee revenues over time as services are rendered and are charged on ETPs as per the terms of each product. These are computed daily and deducted from the net asset value of the ETPs. The management fees are valued in the underlying ETPs base currency and converted into USD daily.

Other revenues

The Group earns revenue from aggregating small individual trades during the day to facilitate hedging and optimise liquidity and hedging them periodically. These are computed as net fiat receivables and are measured based on the average daily USD exchange rates at the end of each day.

Public and private investments

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

(h)	Lending, node and staking revenue

The Group earns a yield based on digital assets that are lent or staked with various reputable digital asset exchanges. Consistent with the market convention, the yields are earned in digital assets and are measured by using a daily or weekly USD conversion rate, recorded in profit or loss in the period they are earned. Node revenue is earned as transactions are validated on a blockchain. Lending and staking revenue is determined based on the amount and value of the digital assets lent or staked.

Lending of digital assets allows the Group to earn a yield based on overnight lending rates available on different exchanges for different digital assets.

Staking allows the Group to earn passive income through a process that is used to verify cryptocurrency transactions. In involves committing holdings on an overnight basis to support a blockchain network and confirming transactions. Cryptocurrencies that allow staking use a “consensus mechanism” called Proof of Stake, which is the way they ensure that all transactions are verified and secured without a bank or payment processor in the middle. Not all cryptocurrencies operate in this manner (for example BitCoin and Ethereum 1.0 use a different protocol called “Proof of Work”), and therefore staking is limited to a subset of cryptocurrencies only.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(i)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company, as a lessee, recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove any improvements made to branches or office premises. The right-of-use asset is subsequently amortized using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net income if the carrying amount of the right-of-use asset has been reduced to zero. The Company presents right-of-use assets and lease liabilities in the Consolidated Statement of Financial Position. The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(j)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision maker has been identified as the management team including the Chief Executive Officer and Chief Operating Officer.

The Company’s material operating segments are located in Canada, Bermuda and Switzerland (See Note 23 for details).

(k)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted income per share for the year ended December 31, 2021 and 2020 all stock options and warrants were anti-dilutive and excluded from the calculation of dilutive loss per share.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(l)	Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity’s whose functional currency differs from the presentation currency.

(m)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(o)	Investment in Associate

Associates are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments over which the Company has the ability to significantly influence are initially recorded at cost. When the initial recognition of the investment in the associate occurs as a result of a loss of control of a former subsidiary, the fair value of the retained interest in the former subsidiary on the date of the loss of control is deemed to be the cost on initial recognition. Investment income (loss) is calculated using the equity method. The Company’s share of the associate’s profit or loss is recognised in the consolidated statements of operations and its share of movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount in the consolidated statements of operations. Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognised in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising in investments in associates are recognised in the consolidated statements of operations. The investment account of the investor reflects: i) the cost of the investment in the investee; ii) the investment income or loss (including the investor’s proportionate share of discontinued operations) relating to the investee subsequent to the date when the use of the equity method first became appropriate; and iii) the investor’s proportion of dividends paid by the investee subsequent to the date when the use of the equity method first became appropriate

(p)	Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital assets consist of cryptocurrency denominated assets (see Note 6) and are included in current assets. Digital assets are measured using unadjusted quoted prices taken from active markets, where available. Fair value measurement for digital assets with available active market prices has been classified as Level 1 in the fair value hierarchy. The Fair Value of digital assets is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Traded Products.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(p)	Digital Assets (continued)

Disclosure

The Group applies the disclosure requirements in the IFRS Standard applicable to its holding of cryptocurrencies. Accordingly, the Group applies the disclosure requirements in IAS 2 – Inventories for holdings of cryptocurrencies. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements. In applying IAS 1 Presentation of Financial Statements, the Group discloses judgements that its management has made regarding its accounting for holdings of cryptocurrencies if those are part of the judgements that had a significant effect on the amounts recognised in the consolidated financial statements.

The Group has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as digital assets and measured at fair value through other profit or loss.

Increases and decreases in the fair value of digital assets are recognised through profit or loss. Digital assets are derecognised when the Group has transferred substantially all the risks and rewards of ownership on disposal.

(q)	Intangible assets

Intangible assets consist of blockchain technology and brand names. The Company has estimated the brand name will contribute cash flows for 10 years.

Intangible assets are carried at cost less accumulated impairment losses. Impairment

Impairments are recorded when the recoverable amounts of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to dispose or its value in use. Impairment losses are evaluated for potential reversals of impairment when events or changes in circumstances warrant such consideration.

The carrying values of all intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

(r)	Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

Goodwill is not amortized but is reviewed for impairment at least annually or sooner if indicators of impairment exist. Goodwill is tested for impairment at the group level representing the lowest level at which management monitors it, the operating segment level. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

No impairment losses have been recognized in the consolidated statements of loss related to goodwill.

For the year ended December 31, 2021, the Company did not experience any triggering events or additional information that the goodwill’s recoverable amount was significantly different than its carrying amount.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(s)	Share capital

Financial instruments issued by the Company are classified as share capital only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Repurchases by the Company of its own common shares under a Normal Course Issuer Bid (“NCIB”) are accounted for in accordance with IAS 32, Financial Instruments: Presentation. Upon reacquiring common shares under a NCIB, the Company deducts from equity the purchase price of these common shares and any costs to acquire such common shares. Any such common shares held by the Company are considered treasury shares until they are cancelled.

(t)	Provisions

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

As at December 31, 2021 and 2020, there were no provisions recorded.

(u)	New and future accounting change

During the year ended December 31, 2021, the Company adopted amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimated and Errors. The adoption of these new amendments did not have any material impact on the Company’s consolidated financial statements.

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2022 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the financial statements.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(u)	New and future accounting change (continued)

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

3.	Investments, at fair value through profit and loss

At December 31, 2021, the Company’s investment portfolio consisted of one publicly traded investment and seven private investments for a total estimated fair value of $10,275,906 (December 31, 2020 – three publicly traded investments and three private investments at a total estimated fair value of $3,585,983).

During the year ended December 31, 2021 the Company had a realized (loss) of ($207,532) (December 31, 2020 ($197,863)) on the disposition of private and public investments and had unrealized gains of $4,740,451 (December 31, 2020 - $151,087) on private and public investments.

Public Investments

At December 31, 2021, the Company’s one public investment had a total fair value of $18,146

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Silo Wellness Inc.**	(i)	403,250 common shares	40,325	18,146	100.0%
Total public investments			$40,325	$18,146	100.0%

**formerly known as Yukoterre Resources Inc
(i) Investments in related party entities (Note 21)

At December 31, 2020, the Company’s three publicly traded investments had a total fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%

*	formerly QuestCap Inc.

*	formerly Yukoterre Resources Inc.

(i)	Investments in related party entities - see Note 21

(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued) Private Investments

At December 31, 2021, the Company’s seven private investments had a total fair value of $10,257,760.

Private Issuer	Note	Security description	Cost	Fair Value	of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	36.6%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,049,779	20.0%
Earnity Inc.		85,142 preferred shares	130,946	198,356	1.9%
Luxor Technology Corporation		201,633 preferred shares	630,505	633,963	6.2%
SDK:meta, LLC		1,000,000 units	3,420,000	3,420,000	33.3%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	177,488	1.7%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	38,034	0.4%
Total private investments			$7,517,458	$10,257,760	100.1%

(i) Investments in related party entities (Note 20)

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%

(i) Investments in related party entities - see Note 20

4.	Amounts receivable

	31-Dec-21	31-Dec-20
Other receivable	$32,565	$-

5.	Prepaid expenses

	31-Dec-21	31-Dec-20
Prepaid insurance	$-	$13,326
Prepaid investment	950,850	128,060
Prepaid expenses	456,847	-
	$1,407,697	$141,386

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets

As at December 31, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $370,053,740 (December 31, 2020 - $636,600). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Cardano, Ethereum, Polkadot, Solana and Uniswap is determined by taking the price at 17:30 CET from Kraken, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the ETP. Fair value for the other digital assets is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company’s holdings of digital assets consist of the following:

	December 31, 2021		December 31, 2020
	Quantity	$	Quantity	$
Binance Coin	0.3000	197	-	-
Bitcoin	1,837.5692	112,052,901	-	-
Ethereum	18,666.2358	89,582,049	-	-
Cardano	34,447,996.7900	59,079,245	-	-
Polkadot	1,133,717.2970	40,213,624	-	-
Solana	294,114.51	65,591,792	-	-
Mobilecoin	2,854.9570	35,506	-	-
Shyft	1,137,025.7440	616,106	-	-
Uniswap	66,993.0000	1,557,232	-	-
USDC		4,063	-	636,600
USDT		8,055	-	-
Current		368,740,770	-	636,600
Blocto	251424.91250	607,519	-	-
Maps	285713.00000	92,478	-	-
Oxygen	400000.00000	352,266	-	-
Saffron.finance	86.21000	24,850	-	-
Clover	190000.00000	118,032	-	-
Sovryn	13916.67000	117,771	-	-
Volmex	2925878.00000	54	-	-
Long-Term		1,312,970		-
Total Digital Assets		370,053,740	-	636,600

The Company has classified digital assets as long-term where the digital assets acquired via SAFT which have terms where the digital assets are be released over time. SAFT is a contractual investment agreement that involves the agreement of the authorized investors to finance the crypto developers’ projects in exchange for crypto tokens at a future date. The SAFT contract is deemed a hybrid instrument where the host is a prepayment denominated in the Company’s functional currency and the embedded derivative is crypto asset forward contract. The embedded derivative is measured at fair with fair value changes recorded within statement of income. As at December 31, 2021, the embedded derivative component aggregate to $284,404 (2020: nil).

The continuity of digital assets for the year ended December 31, 2021:

	December 31, 2021	December 31, 2020
Opening balance	$636,600	$-
Digital assets acquired	729,666,919	636,600
Digital assets disposed	(331,176,366)	-
Realized gain on digital assets	2,291,313	-
Digital assets earned from staking, lending and fees	3,356,020	-
Net change in unrealized gains and losses on digital assets	(34,720,746)	-
	$370,053,740	$636,600

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

In the normal course of business, the Company enters into open-ended staking and lending arrangements with certain financial institutions, whereby the Company stakes and loans certain digital assets in exchange for interest income payable in the underlying digital asset loaned or staked. The Company can demand the repayment of the loans and accrued interest can be terminated within 5 days notices and staked coins can be returned on a 1 day notice. The digital assets staked and loaned are included in the balance above. As of December 31, 2021, the Company has staked or on loan select digital assets and fiat to borrowers at annual rates ranging from approximately 0.82% to 12.00% and accrue interest on a monthly basis. The digital assets and fiat on loan are measured at fair value through profit and loss.

As of December 31, 2021, digital assets and fiat staked and on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Bitcoin	997.8835	$60,849,811	32%
Ethereum	8,541.8186	40,993,461	21%
Polkdot	906,950.6800	32,170,078	17%
Cardano	3,165,787.2520	5,429,411	3%
Solana	231,732.3502	51,679,668	27%
Euro	1,007.4710	1,450	0%
Total	4,315,017.4553	$191,123,879	100%

As of December 31, 2021, the digital assets staked or on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Counterparty A	11.00%	154,942.2149	$5,385,193	3%
Counterparty B	1.50% - 12.0%	3,968,035.4883	73,623,935	39%
Counterparty C	4.0% - 5.125%	1,250.0000	20,043,867	10%
Counterparty D	2.85% - 4.25%	2,451.1958	37,044,530	19%
Counterparty E	2.10%	137,500.0000	235,816	0%
Counterparty F	0.82%-2.43%	5,838.5063	44,754,875	23%
Counterparty G	7.76%	45,000.05	10,035,662	5%
Total		4,315,017.4553	$191,123,879	100%

As of December 31, 2021, digital assets staked or on loan were concentrated with counterparties as follows:

	Geography	December 31, 2021
Digital and fiat currencies on loan:
Counterparty A	London, UK	3%
Counterparty B	London, UK	39%
Counterparty C	United States	10%
Counterparty D	London, UK	19%
Counterparty E	Switzerland	0%
Counterparty F	United States	23%
Counterparty G	United States	5%
Total		100%

For the year end December 31, 2020, no digital assets were staked or loaned.

7.	Convertible promissory note

On May 7, 2021, the Company subscribed for a convertible promissory note in Earnity Inc., a Delaware Corporation, for US$100,000 ($121,560). The convertible promissory note had a term of 36 months and earned 5% interest. Earnity Inc. is offered a discount rate upon conversion into a qualified equity financing of 15%. A qualified equity financing triggering conversion of the note is an equity financing with a minimum aggregate sales price of not less than $4,000,000. On December 3, 2021, the principal and outstanding interest of US$102,205 ($130,946) were converted in to 85,142 class A referred shares of Earnity Inc.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

8.	Equipment

Costs	IT and Tele- communication
Balance December 31, 2020	$-
Additions	41,853
Balance as at December 31, 2021	$41,853
Accumulated depreciation:
Balance December 31, 2020	$-
Changes for the period	8,284
Balance as at December 31, 2021	$8,284
Net book value as at December 31, 2020	$-
Net book value as at December 31, 2021	$33,569

9.	Right of use asset and lease liabilities

	31-Dec-21	31-Dec-20
Right of use assets
Property	5,646	-
Total Right of use assets	5,646	-

Lease liabilities
Non-Current	5,646	-
Total Lease liabilities	5,646	-

10.	Royalties

On September 11, 2020, the Company entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”). As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. Both Brazil Potash Corp. and Flora Growth Corp. are private companies and so the fair value of the share consideration received was estimated based on the most recently completed share transaction for each company. See Note 12 for additional information. For the year ended December 31, 2020, the Company recognized a gain on the sale of royalties of $2,998,002.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

11.	Acquisition of DeFi Capital Inc.

On December 10, 2020, the Company acquired 49% of DeFi Capital (formerly known as DeFi Holdings Inc.) by issuing a total of 20,000,000 common shares of the Company to the shareholders of DeFi Capital in proportion to their pro rata shareholdings of DeFi Capital, in exchange for a 49% interest in DeFi Capital. The 20,000,000 common shares are fair valued at a price of $0.13 per share, based on the trading price of the common shares issued, for a total value of $2,600,000. On January 28, 2021, the Company acquired the remaining 51% of Defi Capital by issuing an additional 20,000,000 common shares of the Company. The 20,000,000 common shares are fair valued at a price of $0.99 per share, based on the trading price of the common shares issued, for a total value of $19,800,000. DeFi Capital is a company focused on investing, incubating, and managing trading technologies associated with the decentralized finance market. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Capital, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted of one intangible asset being brand name. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Capital.

The acquisition of DeFi Capital is being treated as an asset acquisition for accounting purposes as DeFi Capital does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were based on the fair value of consideration paid.

Purchase price consider paid:
Fair value of shares issued on December 10, 2020	$2,600,000
Fair value of shares issued on January 28, 2021	19,800,000
Fair value of shares issued	$22,400,000
Fair value of assets and liabilities assumed:
Brand Name	$22,406,968
Accounts payable	(6,968)
Total net assets aquired	$22,400,000

The Company assessed that it held significant influence over DeFi Capital after the initial acquisition on December 10, 2020 and as such has accounted for this 49% investment using the equity accounting method from December 10, 2020 to January 28, 2021.

Since the transaction is an asset acquisition, the Company did not remeasure the previously held equity interest in DeFi Capital when the remaining 51% equity interest in DeFi Capital was acquired.

During the year ended December 31, 2020, the Company did not record any equity loss during the year. No dividends or cash distributions were received by the Company from the associate during the year.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

12.	Acquisition of Valour Inc.

On February 12, 2021, the Company initially acquired 20% interest in Valour (formerly known as Valour Structured Products Inc.) by issuing 21,000,000 common shares and on April 1, 2021, the Company acquired the remaining 84% (including the 4% dilution of its previously held equity interest) in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. The acquisition has provided the Company an entry into the exchange-traded certificates market.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Consideration for acquisition:
Fair value of previously held equity interest	$11,694,200
Fair value of shares issued on April 1, 2021	66,481,769
Total consideration for the acquisition	$78,175,969
Treasury shares acquired	(7,360,000)
Fair value of shares issued	$70,815,969
Fair value of net assets acquired:
Cash and cash equivalents	3,859,430
Amounts receivable	21,677
Investments at fair value through profit or loss	1,537,800
Digital assets	67,831,424
Prepaid expenses and accrued revenues	403,701
Property, plant and equipment	10,443
Right-of-use assets	53,899
Accounts payable and accrued expenses	(1,094,855)
ETP holders payable	(68,848,678)
Lease liabilities	(53,899)
Brand Name	20,383,000
24,103,942
Goodwill	46,712,027
Net assets acquired	$70,815,969

As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $78,175,969 based on the value of the common shares on the closing dates: January 19, 2021 and April 1, 2021.

The goodwill acquired as part of the Valour acquisition is made up of assembled workforce and implied goodwill related to Valour’s management and staff experiences and Valour’s reputation in the industry. It will not be deductible for tax purposes.

The carrying value of the Company’s interest in Valour held before the business combination amounted to $17,640,000. The Company recognized a loss of $5,945,800 as a result of measuring at fair value its 16% equity interest (20% less 4% dilution) in Valour before the business combination. The loss is included in other income in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2021. No acquisition-related costs were incurred in relation to the business combination.

The acquired business contributed revenue of $10,647,914 and net income of $4,707,541 to the group for the period from April 1, 2021 to December 31, 2021.

The revenue and net income of the combined entity for the current reporting period had the acquisition occurred at the beginning of the annual reporting period would be $13,481,643 and $6,158,594, respectively.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

13.	Intangibles and goodwill

Intangibles

The components of intangible assets as of December 31, 2021 and 2020 are as follows:

Cost	Brand Name	Total
Balance, December 31, 2020	$-	$-
Acquisition of DeFi Capital	22,406,968	22,406,968
Acquisition of Valour Inc.	20,383,000	20,383,000
Balance, December 31, 2021	$42,789,968	$42,789,968

Accumalated Amortization	Brand Name	Total
Balance, December 31, 2020	$-	$-
Amortization	(3,582,697)	(3,582,697)
Impairment loss	(17,483,284)	(17,483,284)
Balance, December 31, 2021	$(21,065,981)	$(21,065,981)

Balance, December 31, 2021	$21,723,987	$21,723,987
Balance, December 31, 2020	$-	$-

Impairment test of brand name

During the year, as the result of the excess of consideration paid over the fair value of the brand name acquired from Defi Capital, the Company carried out a review of the recoverable amount of that brand name, which is used in its governance business line in Canada. The review led to the recognition of an impairment loss of $17,483,284, which has been recognized in profit or loss. The recoverable amount was estimated using the value in use of $2,869,712. The discount rate used in measuring value in use was 21.96 per cent per annum.

The impairment loss has been included in the profit and loss in the impairment loss line item.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, December 31, 2020	$-
Acquisition of Valour Inc.	46,712,027
Balance, December 31, 2021	$46,712,027

Impairment test of goodwill

Goodwill acquired through business combination of $46,712,027 (2020 - $nil) has been allocated to the ETP CGU.

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amount of the ETP CGU of $97,320,000 as at December 31, 2021 (2020 – n/a) has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a four-year period. The pre-tax discount rate applied to cash flow projections is 21.96% (2020 - n/a) and cash flows beyond the four-year period are extrapolated using a 2.0% growth rate (2020 - n/a) that is the same as the long- term average growth rate for the economy. As a result of this analysis, recoverable amount exceeded the carrying amount by $24,342,884 as at December 31, 2021 (2020 – n/a).

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

13.	Intangibles and goodwill (continued)

Sensitivity

The Company has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount of the ETP CGU to which goodwill is allocated.

The recoverable amount of the ETP CGU would equal its carrying amount if the key assumptions were to change as follows:

	December 31, 2021			December 31, 2020
Growth in staking reward	From	4.00%	to	n/a
	2.78%
Growth in average assets under management per	From	10.00%	to	n/a
listing	1.87%
Pre-tax discount rate	From	21.96%	to	n/a
	28.69%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ETP CGU to exceed its recoverable amount.

14.	Accounts payable and accrued liabilities

	31-Dec-21	31-Dec-20
Corporate payables	$4,377,352	$886,923
Related party payable (Note 21)	34,819	105,325
	$4,412,171	$992,248

15.	ETP Holders payable

The fair market value of the Company’s ETPs as at December 31, 2021 and 2020 were as follows:

	December 31, 2021 $	December 31, 2020 $
BTC Zero EUR	6,968,354	-
BTC Zero SEK	104,249,502	-
ETH Zero EUR	318,280	-
ETH Zero SEK	88,712,236	-
Polkadot SEK	38,985,823	-
Cardano SEK	57,873,343	-
Uniswap SEK	1,581,079	-
Solana SEK	64,802,745	-
Total	363,491,362	-

The Company’s ETP certificates are unsecured and trade on the Nordic Growth Market “(NGM”) and / or Germany Borse Frankfurt Zertifikate AG. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk in the underlying asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

16.	Expense by nature

	Year ended December 31,
	2021	2020
Management and consulting fees	$9,569,693	$442,490
Trade show recoveries	-	(57,294)
Travel and promotion	2,234,553	19,972
Office and rent	1,810,869	92,371
Accounting and legal	837,611	84,600
Regulatory and transfer agent	501,467	18,273
	$14,954,193	$600,412

17.	Share Capital

a)	As at December 31, 2021 and 2020, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.
20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Share Capital (continued)

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2019	41,513,693	$18,820,850
Private placement financings	40,000,000	2,600,000
Warrants issued	-	(777,320)
Share issuance costs allocated to shares	-	(20,828)
Broker warrants issued	-	(1,548)
Acquisition of DeFi Holdings Inc.	20,000,000	2,600,000
Warrant exercised	1,691,668	84,583
Grant date fair value of warrants exercised	-	18,994
Options exercised	200,000	22,000
Grant date fair value of options exercised	-	10,960
Balance, December 31, 2020	103,405,361	23,357,691
Private placement financing	5,000,000	10,000,000
Share issuance costs allocated to shares	-	(309,901)
Acquisition of Defi Capital Inc. (Note 10)	20,000,000	19,800,000
Acquisition of Valour Inc. (Note 11)	57,934,316	84,121,769
Treasury shares acquired		(7,360,000)
Share exchange with Hive Blockchain Technologies Ltd	10,000,000	16,000,000
Share exchange with SDK:meta 10% equity acquisition	3,000,000	3,420,000
Warrants exercised	12,826,675	2,219,806
Grant date fair value on warrants exercised	-	328,602
Options exercised	1,514,400	238,940
Grant date fair value on options exercised	-	166,120
DSU exercised	4,500,000	15,830,000
Grant date fair value on DSU excercised		1,005,000
NCIB	(7,078,200)	(5,552,561)
Balance, December 31, 2021	211,102,552	$163,265,466

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share. The Company paid $309,902 in finders fees and other share issue costs. An officer of the Company subscribed 12,500 shares for $25,000.

Subscriptions for 189,900 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Share Capital (continued)

(c)	Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

During the year ended December 31, 2021, the Company purchased and cancelled 7,078,200 shares at an average price of $1.90 per share (2020 - $nil).

d)	Issued and outstanding preferred shares

	Preferred Shares	Amount
Balance, December 31, 2018 to 2021	4,500,000	$4,321,350

Subject to the discretion of the board of directors, holders of preferred shares are entitled to receive a 9% cumulative, preferential cash dividend, payable annually on the last day of January following the relevant completed fiscal year, ending December 31. The Company has not declared any dividends to December 31, 2021.

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of DSU	Value of DSU	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2019	2,065,000	$0.85	$198,969			3,846,153	$0.20	$160,439	$359,408
Granted and vested	4,100,000	0.22	115,798			30,105,000	0.18	778,868	894,666
Exercised	(200,000)	0.11	(10,960)			(1,691,668)	0.05	(18,994)	(29,954)
Expired	(500,000)	0.11	(27,400)			-	-	-	(27,400)
Warrant issued costs	-	-	-			-	-	(5,725)	(5,725)
December 31, 2020	5,465,000	$0.21	$276,407	-	$-	32,259,485	$0.19	$914,588	$1,190,995
Granted	21,420,000	1.54	21,898,191	13,125,000	23,886,948		-	-	45,785,139
Exercised	(1,514,400)	0.16	(166,121)	(4,500,000)	(16,835,000)	(12,826,675)	0.13	(328,602)	(17,329,723)
Expired / cancelled	(5,062,500)	1.36	(3,775,802)	-	-	-	-	-	(3,775,802)
Treasury shares	-	-	27,453	-	-	-	-	-	27,453
December 31, 2021	20,308,100	$1.27	$18,260,128	8,625,000	$7,051,948	19,432,810	$0.20	$585,986	$25,898,062

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $18,148,209 (2020 - $nil) of share-based payments during the year ended December 31, 2021.

The following share-based payment arrangements were in existence at December 31, 2021:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
370,600	370,600	18-Dec-17	18-Dec-22	$0.35	$80,309	$0.35	76%	5	0%	1.70%
1,042,500	1,042,500	16-Nov-20	16-Nov-25	$0.09	82,566	$0.09	139%	5	0%	0.46%
750,000	750,000	18-Nov-20	18-Nov-25	$0.18	115,950	$0.18	141%	5	0%	0.44%
750,000	375,000	21-Dec-20	21-Dec-25	$0.35	281,250	$0.35	145%	5	0%	0.44%
500,000	375,000	24-Feb-21	24-Feb-26	$1.58	1,149,500	$2.55	147%	5	0%	0.73%
1,000,000	750,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	146%	5	0%	0.99%
4,070,000	2,035,000	09-Apr-21	09-Apr-26	$1.58	6,506,302	$1.78	145%	5	0%	0.95%
4,425,000	2,225,000	18-May-21	18-May-26	$1.22	4,979,010	$1.25	146%	5	0%	0.95%
1,000,000	-	18-May-21	18-May-26	$1.22	1,125,200	$1.25	146%	5	0%	0.95%
1,950,000	975,000	25-May-21	25-May-26	$1.11	1,944,540	$1.11	146%	5	0%	0.86%
1,200,000	-	25-May-21	25-May-26	$1.11	11,664	$1.11	146%	5	0%	0.86%
1,150,000	287,500	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	144%	5	0%	0.84%
750,000	187,500	21-Sep-21	21-Sep-26	$1.70	1,141,125	$1.70	144%	5	0%	0.85%
250,000		13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144%	5	0%	1.27%
500,000		09-Nov-21	09-Nov-26	$3.92	1,758,050	$3.92	144%	5	0%	1.37%
600,000		31-Dec-21	31-Dec-26	$3.11	1,676,460	$3.11	145%	5	0%	1.25%
20,308,100	9,373,100				24,690,106

The weighted average remaining contractual life of the options exercisable at December 31, 2021 was 3.8 years December 31, 2020 – 4.0 years).

On January 19, 2021, the Company granted 500,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options vest immediately and may be exercised at a price of $0.82 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $367,450 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.1%; risk-free interest rate of 0.41%; and an expected average life of 5 years.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Stock option plan (continued)

On February 16, 2021, the Company granted a total of 1,000,000 stock options to a consultant of the Company to purchase shares of the company for the price of $2.05 per option for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $1,844,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146.4%; risk- free interest rate of 0.57%; and an expected average life of 5 years. These options were forfeited and cancelled on May 25, 2021.

On February 19, 2021, the Company granted a total of 500,000 stock options to a consultant of the Company to purchase shares of the company for the price of $2.90 per option for a period of five years from the date of grant. The options shall vest in equal monthly instalments such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $1,308,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.5%; risk-free interest rate of 0.64%; and an expected average life of 5 years.

On February 24, 2021, the Company granted a total of 1,000,000 stock options to certain directors and advisor of the Company to purchase shares of the company for the price of $2.55 per option for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $2,299,000 using the

Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.0%; risk-free interest rate of 0.73%; and an expected average life of 5 years. Of the total grant, two directors of the Company were granted a total of 500,000 options. 500,000 of these options were forfeited and cancelled on May 25, 2021.

On March 22, 2021, the Company granted a total of 1,000,000 stock options to certain consultants of the Company to purchase commons shares of the Company for the price of $2.12 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,906,500 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.7.%; risk-free interest rate of 0.99%; and an expected average life of 5 years.

On April 9, 2021, the Company granted a total of 4,070,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $1.78 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $6,506,302 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.2.%; risk-free interest rate of 0.95%; and an expected average life of 5 years. Of the total options, 1,000,000 were granted to directors and officers of the Company.

On May 18, 2021, the Company granted a total of 6,950,000 stock options to certain director, officers, and consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.22 for the period of five years from the date of grant. 5,950,000 of these options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant and 1,000,000 options shall vest in four equal instalments, with (a) the first instalment vesting on the date that is 12 months from the date of grant, (b) the second instalment vesting on the date that is 16 months from the date of grant, (c) the third instalment vesting on the date that is 20 months from the date of grant and (d) the fourth instalment vesting on the date that is 24 months from the date of grant. These options have an estimated grant date fair value of $7,820,140 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.6%; risk-free interest rate of 0.95%; and an expected average life of 5 years. Of the total grant, 2,700,000 were granted to directors and officers of the Company.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Stock Option (continued)

On May 25, 2021, the Company granted a total of 3,150,000 stock options to certain director and consultant of the Company pursuant to purchase commons shares of the Company for the price of $1.11 for a period of five years from the date of grant. 1,500,000 of these options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant whereas 1,200,000 options shall vest in (a) vest four equal instalments every three months such that all options fully vest by the date that falls 12 months from the date of grant and (b) vest upon the closing price of the common shares of DeFi Technologies Inc., on the NEO Exchange (or similar Canadian stock exchange on which such common shares are listed) being greater than C$4.80 per common share for five consecutive trading days. These options have an estimated grant date fair value of $3,141,180 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.5%; risk-free interest rate of 0.86%; and an expected average life of 5 years. Of the total grant, 450,000 were granted to a director of the Company.

On August 13, 2021, the Company granted a total of 1,150,000 stock options to certain director, officers, and consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.58 for the period of five years from the date of grant. These options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,461,305 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%;

expected volatility of 143.7%; risk-free interest rate of 0.84%; and an expected average life of 5 years. Of the total grant, 650,000 were granted to directors and officers of the Company.

On September 21, 2021, the Company granted a total of 750,000 stock options to certain consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.70 for the period of five years from the date of grant. These options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,141,125 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.1%; risk-free interest rate of 0.85%; and an expected average life of 5 years.

On October 13, 2021, the Company granted a total of 250,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $2.10 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $470,375 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.0.%; risk-free interest rate of 1.27%; and an expected average life of 5 years.

On November 9, 2021, the Company granted a total of 500,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $3.92 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,758,050 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.3.%; risk-free interest rate of 1.37%; and an expected average life of 5 years.

On December 31, 2021, the Company granted a total of 600,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $3.11 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,676,460 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.0.%; risk-free interest rate of 1.25%; and an expected average life of 5 years.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Stock Options (continued)

On November 16, 2020, the Company granted 1,600,000 stock options to certain officers and consultants of the Company pursuant to the Company’s stock option plan. The options vest in four equal installments every three months such that all options shall fully vets on the date that is 12 months from the date of grant at a price of $0.09 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $126,720 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 138.7%; risk free interest rate of 0.46%; and an expected average life of 5 years. Of the total options grant, 300,000 was granted to officers of the Company.

On November 18, 2020, the Company granted a total of 750,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every one and a half month such that all options shall fully vest on the date that is six months from the date of grant and may be exercised at a price of $0.18 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $115,950 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 140.5%; risk-free interest rate of 0.44%; and an expected average life of 5 years.

On December 21, 2020, the Company granted a total of 1,750,000 stock options to certain consultants of the Company pursuant to the Company’s stock option plan. Of the total grant, 250,000 options vest in four equal installments every three months such that all options shall fully vests on the date that is 12 months from the date of grant at a price of $0.35 per option for a period of five years from the date of grant. 1,500,000 options vest in eight equal installments every three months such that all options shall fully vests on the date that is 24 months from the date of grant at a price of $0.35 per option for a period of five years from the date of grant These options have an estimated grant date fair value of $656,250 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.5%; risk-free interest rate of 0.44%; and an expected average life of 5 years.

Warrants

As at December 31, 2021, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,076,923	12-Jun-17	12-Jun-22	$0.20	129,432	$0.12	79.9%	5	0%	1.04%
Warrants	3,671,327	26-Jun-20	26-Jun-22	$0.05	40,367	$0.03	118.1%	2	0%	0.29%
Warrants	12,684,560	16-Nov-20	16-Nov-22	$0.25	423,262	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					(7,075)
	19,432,810				585,986

As at December 31, 2020, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	$161,789	$0.12	79.9%	5	0%	1.04%
Warrants	8,413,332	26-Jun-20	26-Jun-22	$0.05	$92,507	$0.03	118.1%	2	0%	0.29%
Warrants	20,000,000	16-Nov-20	26-Nov-22	$0.25	667,367	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					$(7,075)
	32,259,485			$0.19	$914,588

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company has adopted the DSUs plan of the Corporation. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Corporation. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The DSUs fair value is based on the Company’s share price on the date the DSUs are granted.

On September 21, 2021, the Company granted 5,675,000 DSUs to certain directors, officers and consultants of the Company. These DSUs have a grant day fair value of $9,874,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On October 27, 2021, the Company granted 500,000 DSUs to certain directors, officers and consultants of the Company. These DSUs have a grant day fair value of $1,395,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On November 20, 2021, the Company granted 500,000 DSUs to certain directors, officers and consultants of the Company. These DSUs have a grant day fair value of $1,900,000 and vest in four equal installments every three months, with the first instalment vesting on the date that is three months from the grant day.

The Company recorded $23,886,948 in share-based compensation during the year ended December 31, 2021 (2020 -
$nil). Of the total DSUs, 4,220,000 were granted to directors and officers of the Company.

18.	Financial instruments

Financial assets and financial liabilities as at December 31, 2021 and 2020 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2021
Cash	$9,161,034	$-	$9,161,034
Amounts receivable	32,565	-	32,565
Public investments	-	18,146	18,146
Private investments	-	10,257,760	10,257,760
Derivative asset	-	284,404	284,404
USDC	-	4,063	4,063
Accounts payable and accrued liabilities	(4,412,171)	-	(4,412,171)
ETP holders payable	-	(363,491,362)	(363,491,362)
December 31, 2020
Cash	$332,075	$-	$332,075
Public investments	-	665,740	665,740
Private investments	-	2,920,243	2,920,243
USDC	-	636,600	636,600
Accounts payable and accrued liabilities	(992,248)	-	(992,248)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at December 31, 2021, the Company had current assets of $379,360,212  (December 31,  2020  - $1,775,801) to  settle  current  liabilities  of  $367,903,533 (December 31,  2020 - $992,248).

The following table shows the Company’s source of liquidity by assets as at December 31, 2021 and 2020.

December 31, 2021
	Total	Less than 1 year	1-3 years
Cash	$9,161,034	$9,161,034	$-
Amounts receivable	32,565	32,565	-
Public investments	18,146	18,146	-
Prepaid expenses	1,407,697	800,962	606,735
Digital assets	370,053,740	368,740,770	1,312,970
Private investments	10,257,760	-	10,257,760
Derivative asset	284,404	-	284,404
Total assets - December 31, 2021	$391,215,346	$378,753,477	$12,461,869

December 31, 2020
	Total	Less than 1 year	1-3 years
Cash	$332,075	$332,075	$-
Public investments	665,740	665,740	-
Prepaid expenses	141,386	141,386	-
Digital assets	636,600	636,600	-
Private investments	2,920,243	-	2,920,243
Total assets - December 31, 2020	$4,696,044	$1,775,801	$2,920,243

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket in 2021 (2020: $nil).

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At December 31, 2021, two investments made up approximately 1.6% (December 31, 2020 – one investment of 26%) of the total assets of the Company.

For the year ended December 31, 2021, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $0.8 million, or $0.004 per share.

For the year ended December 31, 2020, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $1 million, or $0.006 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2021, a 1% change in interest rates could result in $66,449 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at December 31, 2021 and 2020, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

December 31, 2021
	United States Dollars	British Pound	European Euro
Cash	$8,928,642	$-	$-
Receivables	32,065	-	-
Private investments	10,257,760	-	-
Prepaid investment	34,436	-	2,409,710
Accounts payable and accrued liabilities	(3,363,109)	80,782	-
ETP holders payable	(363,491,362)
Net assets (liabilities)	$(347,601,568)	$80,782	$2,409,710

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Market risk (continued)

(c)	Currency risk (continued)

December 31, 2020
	United States Dollars	British Pound
Cash	$67,475	$-
Private investments	2,920,243
Prepaid investment	128,060
Digital assets - USDC	636,600
Accounts payable and accrued liabilities	(3,437)	(76,872)
Net assets (liabilities)	$3,748,941	$(76,872)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2021 would result in an estimated increase (decrease) in net income of approximately $34,511,100 (December 31, 2020 - $367,200).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2.
iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2021 and 2020.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$18,146	$-	$-	$18,146
Privately traded invesments	-	-	10,257,760	10,257,760
Digital assets	-	4,063	-	4,063
December 31, 2021	$18,146	$4,063	$10,257,760	$10,279,969
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital assets	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Fair value of financial instruments (continued) Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended December 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss

Investments, fair value for the period ended	December 31, 2021	December 31, 2020
Balance, beginning of year	$636,600	$-
Purchases	-	636,600
Disposal	(632,537)	-
Balance, end of year	$4,063	$636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended December 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	December 31, 2021	December 31, 2020
Balance, beginning of year	$3,018,493	$-
Purchases	4,710,797	3,121,864
Transferred to Level 2	(1,051,233)	-
Realized and unrealized gain/(loss) net	3,579,703	(103,371)
Balance, end of year	$10,257,760	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Fair value of financial instruments (continued)

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2021 and 2020.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)

3iQ Corp.	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,049,779	Recent financing	Marketability of shares	0% discount
Earnity	198,356	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	633,963	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	3,420,000	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	177,488	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	38,034	Recent financing	Marketability of shares	0% discount
December 31, 2021	$10,257,760

Brazil Potash Corp.	$1,929,853	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	964,926	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	25,464	Recent financing	Marketability of shares	0% discount
Silo Wellness Inc,	98,250	Recent transaction price	Marketability of shares	0% discount
December 31, 2020	$2,920,243

3iQ Corp. (“3iQ”)
On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour (see Note 3 and 11). As at December 31 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31, 2021. As at December 31, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $374,014 change in the carrying amount.

Brazil Potash Corp. (“BPC”)
On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company (see Note 8 for details). As at December 31, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2021. As at December 31, 2021, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $204,978 (December 31, 2020 – 192,985) change in the carrying amount.

Earnity Inc. (“Earnity”)
On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity (see Note 3). As at December 31 2021, the valuation of Earnity was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021, a +/- 10% change in the fair value of Clove will result in a corresponding +/- $19,836 change in the carrying amount.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Fair value of financial instruments (continued)

Luxor Technology Corporation (“LTC”)
On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at December 31 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021. As at December 31 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $63,396 change in the carrying amount.

SDK:meta, LLC (“SDK”)
On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company. As at December 31 2021, the valuation of SDK was based on the price of the Company’s shares on the closing date of issue of the share exchange agreement. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021. As at December 31 2021, a +/- 10% change in the fair value of SDK will result in a corresponding
+/- $342,000 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)
On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at December 31, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2021. As at December 31, 2021, a +/- 10% change in the fair value of STL will result in a corresponding +/- $17,787 (December 31, 2020 - $2,546) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)
On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at December 31, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31, 2021. As at December 31, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,803 change in the carrying amount.

19.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

19.	Digital asset risk (continued)

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.
-	Paper wallets are simply paper printouts of private and public addresses.
-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.
-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.
-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

20.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the year ended December 31, 2021.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

21.	Related party disclosures

a)	The consolidated financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

	Country of incorporation	% equity interest
DeFi Capital Inc.	Canada	100
DeFi Holdings (Bermuda) Ltd.	Bermuda	100
Electrum Streaming Inc.	Canada	100
Valour Inc.	Cayman Islands	100
Catenafin AG	Switzerland	100
Crypto 21 AB	Sweden	100
Valour Management Limited	UK	100

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the year ended December 31, 2021 and 2020 were as follows:

	Years ended December 31,
	2021	2020
Short-term benefits	$773,004	$70,750
Shared-based payments	8,479,842	6,094
	$9,252,846	$76,844

As December 31,2021, the Company had $11,124 (December 31, 2020 - $2,543) owing to its current key management, and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

c)	During the year ended December 31, 2021 and 2020, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at December 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $80,183) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

21.	Related party disclosures (continued)

In August 2017, Forbes & Manhattan, Inc. (“Forbes”) became an insider of the Company owning approximately 34.9% (approximately 16.3% at December 31, 2020) outstanding shares of the Company. On March 9, 2021, Forbes ceased to be an insider. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the year ended December 31, 2021, Forbes received $75,000 bonus from the Company. As at December 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $22,600). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s March 2021 private placement financing and subscribed for 189,900 common shares for gross proceeds of $379,800.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75,731) (December 31, 2020 -
$76,872) expenses owed to Vik Pathak, a former director and officer of the Company.

Included in accounts payable and accrued liabilities were legal expenses of $8,550 (2020 – nil) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

See Notes 17 and 22.

d)
The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2021 and December 31, 2020.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) of Investee	$2,049,779
Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Former Officer (Kenny Choi, Ryan Ptolemy) and common shareholders of investee	18,146
Total investment - December 31, 2021		$2,067,925

Investment	Nature of relationship to investment	Fair value
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) of investee	$1,929,853
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and	22,000
	common shareholders of investee
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy) of investeee	545,490

Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Officer	98,250
	(Kenny Choi, Ryan Ptolemy) and common shareholders of investee
Total investment - December 31, 2020	$3,560,519

* Private companies
** Formerly QuestCap Inc.
*** Formerly Yukoterre Resources Inc.

The Company has a diversified base of investors. To the Company’s knowledge, Forbes holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at December 31, 2021,

Valour Inc. holds 4,000,000 common shares of the Company.

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

22.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,311,408 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements. Minimum commitments remaining under these contracts were approximately $739,610, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position. On February 28, 2022, the Company settled the legal action for $303,900.

In November 2021, the Company received a notice of application from two individuals seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. While the Company intends to defend the matter and is currently reviewing its options with regards to this action, the Company has maintained such incentive stock options under “Note 16 - Share-based payments reserves” pending the outcome of the action.

23.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in Bermuda and Switzerland where its operating business are located. Switzerland operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. Bermuda operates the Company’s Venture portfolio and node business lines. Information about the Company’s assets by geographical location is detailed below.

December 31, 2021	Canada	Bermuda	Switzerland	Total
Cash	271,976	-	8,889,058	9,161,034
Digital Assets	-	651,719	368,089,051	368,740,770
Other current assets	68,017	2,594	436,947	507,558
Property, plant and equipment	-	26,013	7,556	33,569
Other non-current assets	74,902,703	2,586,259	3,758,682	81,247,644
Total assets	75,242,696	3,266,585	381,181,294	459,690,575

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

23.	Operating segments (continued)

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the year ended December 31, 2021	DeFi Technologies	DeFi Bermuda	Valour	Total
Realized and net change in unrealized gains and losses on ETP payables	-	-	37,908,556	37,908,556
Realized and net change in unrealized gains and losses on digital assets	-	1,024,688	(34,357,475)	(33,332,787)
Realized gain of derivative asset	-	284,604	-	284,604
Other trading income	-	-	16,865	16,865
Staking and lending income	-	4,530	3,351,502	3,356,032
Management fees	-	-	1,116,597	1,116,597
Node revenue	-	1,090,008	-	1,090,008
Realized (loss) gain on investments, net	(231,626)	-	24,094	(207,532)
Unrealized gain on investments, net	2,255,278	-	2,485,173	4,740,451
Interest income	5,682	-	102,602	108,284
Total revenue	2,029,334	2,403,830	10,647,914	15,081,078
Expenses
Operating, general and administration	11,540,053	37,869	3,376,271	14,954,193
Share based payments	42,035,158	-	-	42,035,158
Depreciation - property, plant and equipment	-	5,397	2,887	8,284
Depreciation - right of use assets	-	-	49,217	49,217
Amortization - intangibles	3,582,697	-	-	3,582,697
Finance costs	7,057	-	1,179,351	1,186,408
Transaction costs	-	-	1,315,775	1,315,775
Foreign exchange (gain) loss	(1,417)	26	16,872	15,481
Impairment loss	17,483,284	-	-	17,483,284
Total expenses	74,646,832	43,292	5,940,373	80,630,497
(Loss) income before other item	(72,617,498)	2,360,538	4,707,541	(65,549,419)
Loss on deemed disposal of an associate	(5,945,800)	-	-	(5,945,800)
Net (loss) income for the year	(78,563,298)	2,360,538	4,707,541	(71,495,219)
Other comprehensive loss Foreign currency translation gain	-	19,752	221,312	241,064
Net (loss) income and comprehensive (loss) income for the year	(78,563,298)	2,380,290	4,928,853	(71,254,155)

24.	Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian federal and provincial statutory rate of 26.5% (2020 – 26.5%) were as follows:

	2021 $	2020 $
Income (Loss) before income taxes	(71,495,219)	2,073,533
Expected income tax recovery based on statutory rate	(18,946,000)	549,000
Adjustment to expected income tax recovery:
Change in foreign exchange rates	(5,000)	(5,000)
Permanent difference from difference in foreign tax	(2,044,000)	-
Provision to return adjustment	1,774,000	247,000
Share based compensation	11,139,000	31,000
Other	(1,000)	(1,000)
Change in unrecorded deferred tax asset	8,083,000	(821,000)
Deferred income tax provision (recovery)	-	-

DeFi Technologies Inc.
Notes to the Consolidated financial statements
Years ended December 31, 2021 and 2020
(Expressed in Canadian dollars unless otherwise noted)

24.	Income taxes (continued)

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	2021 $	2020 $
Non-capital loss carry-forwards	38,106,000	17,312,000
Share issue costs	257,000	35,000
Exploration and evaluation assets	7,002,000	7,002,000
Investments	6,436,000	5,742,000
Intangible asset - Valour brand name	-	-
Intangible asset - DeFi Capital brand name	-	-
Capital losses carried forward	22,757,000	23,073,000
Total	74,558,000	53,164,000

The deferred tax impact for Valour and DeFi Bermuda are nil as the corporate income tax rate is 0% in these two countries.

The Company has approximately $38,106,000 of non-capital loss carry-forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2041.

25.	Subsequent events

Subsequent to December 31, 2021, the Company settled a legal action with a former officer of the company resulting in a payment of $303,500. See Note 22.

Subsequent to December 31, 2021, the Company repurchased under its NCIB program 4,205,900 common shares for an aggregate price of $7,965,182 and incurred $120,813 in costs related to these repurchases. All repurchased shares are intended to be cancelled.

Subsequent to December 31, 2021 the Company made a new portfolio investment by investing CHF 25,000,000 in a series C financing round with SEBA Bank (“SEBA”), a global smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. The Company also is to receive a seat on SEBA’s board of directors as a result of this investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2021

1

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through March 31, 2022, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the years ended December 31, 2021 and 2020. The financial statements and related notes of DeFi have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Please refer to the notes of the December 31, 2021 annual audited consolidated financial statements for disclosure of the Company’s significant accounting policies. The Company’s presentation currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Except for statements of historical fact relating to DeFi certain information contained herein constitutes forward-looking information under Canadian securities legislation. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward- looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form (“AIF”) filed with Canadian securities regulators. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

2

OVERVIEW OF THE COMPANY

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company is a technology company bridging the gap between traditional capital markets and decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance. On behalf of its shareholders and investors, it identifies opportunities and areas of innovation, and builds and invests in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. The Company does so through three distinct business lines: DeFi ETPs, DeFi Ventures and DeFi Infrastructure.

The Company’s consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

INVESTMENT PILLARS

DeFi generates revenue through three core pillars:

DeFi ETPs

The Company, through its 100% ownership of Valour Inc. (“Valour”), is developing Exchange Traded Notes (“ETNs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETNs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

DeFi Venture

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

DeFi Infrastructure

The Company’s DeFi Infrastructure line of business offer governance services and products within the DeFi ecosystem. The Company uses its expertise in DeFi to offer node management of decentralized protocols to support governance, security and transaction validation for their networks.

3

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2021 AND SUBSEQUENT EVENTS:

◾
On January 21, 2021, the Company’s common shares started trading on the NEO Exchange. The Company began to trade under the symbol DEFI upon listing on NEO Exchange. In conjunction with this uplisting, the Company arranged for the delisting of the Company from the TSX Venture Exchange effective the close of trading on January 20, 2021.

◾
On February 3, 2021, the Company announced that Thibaut Ceyrolle, EMEA (Europe, Middle East and Asia) founder and vice-president of Snowflake Inc., joined the board of advisors of Company. Mr. Ceyrolle has a wealth of experience in growing and scaling software and cloud industries companies for more than 20 years.

◾
On February 16, 2021, the Company appointed Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was founder and CEO at Secfi Inc., the first platform offering financing secured by private company stock.

◾
On February 18, 2021, the Company appointed Teeka Tiwari as executive chairman of advisory board of the Company. Mr. Tiwari, as an investment analyst, is credited as being one of the first experts to explore cryptocurrencies.

◾	On February 26, 2021, the Company changes its name to DeFi Technologies Inc.

◾
On March 3, 2021, the Company has appointed Anthony Pompliano as an adviser to the Company. Mr. Pompliano manages an investment portfolio valued at approximately $500 million. He is the managing partner at Pomp Investments and previously co-founded asset management firm Morgan Creek Digital. Mr. Pompliano hosts the popular Pomp Podcast and writes a daily letter to more than 135,000 investors about bitcoin and digital assets.

◾
On March 9, 2021, the Company closed a non-brokered private placement financing of an aggregate of five million common shares of the Company at a price of $2 per common share for gross proceeds of $10 million.

◾
On March 12, 2021, the Company launched a new security product, DeFi Governance. DeFi Governance seeks to work with decentralized networks, running nodes to provide governance to networks and validate transactions globally. DeFi Technologies’ initial partnership with Shyft Network contributors will be for Defi Technologies to openly implement node servers for its KYC decentralized network with the intention of becoming one of the initial globally distributed set of governance parties. The Shyft Network is building the first of its kind identity layer for decentralized finance so that participants and transacting institutions can provide additional transparency by identifying both sides of a transaction instantaneously and securely. In connection with running one of the consensus nodes, Defi Technologies can receive rewards from securing transactions on the Shyft Network as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network.

◾	On April 1, 2021, the Company acquired the remaining interest of Valour Structured Products, Inc and owns 100% of Valour.

◾
On April 7, 2021, the Company wholly owned subsidiary, Valour Structured Products, has launched Ethereum Zero, an exchange-traded product that comes with zero management fees. The Company believes Bitcoin Zero and ETH Zero will give every investor the ability to access both the bitcoin and ethereum markets.

◾
On April 21, 2021, the Company completed a share exchange transaction with Hive Blockchain Technologies Ltd. Pursuant to the transaction, DeFi Technologies issued 10 million common shares of Defi Technologies to Hive in exchange for four million common shares of Hive. In addition to the transaction, Hive and Defi Technologies created a partnership surrounding the decentralized finance (Defi) ecosystem with specific applications around Ethereum and miner extractable value (MEV). The new partnership, which follows three months of discussions, will enable Hive with a strategic stake in Defi Technologies and a broader partnership surrounding the Defi ecosystem with a specific focus on the Ethereum-based MEV space and developments surrounding it.

4

◾
On April 22, 2021, the Company completed its implementation of the Shyft network node and has become one of the main validators of the Shyft network. By becoming a validator on the network, the Company joined the Shyft Federation.

◾
On May 14,2021, the Company added Krisztian Toth to the board of directors and Russell Starr to the management team as head of capital markets. Mr. Toth is an experienced mergers and acquisitions lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm. Mr. Toth is also a director of a number of public companies, including Voyager Digital, a publicly listed crypto-asset broker that provides retail and institutional investors with a turnkey solution to trade crypto assets. Mr. Starr is an established chief executive officer, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and adviser focused on forging meaningful, high-stakes, high-return business development connections.

◾	On May 18, 2021, Valour Structured Products Inc., a subsidiary of Defi Technologies Inc., launched its Cardano exchange-traded product on the Nordic Growth Market (“NGM”) stock exchange.

◾
On June 1, 2021, Valour Structured Products Inc., a subsidiary of Defi Technologies Inc., launched its Polkadot ETP on the NGM stock exchange. The Valour Polkadot ETP enables investors to gain exposure to DOT, the native token of the Polkadot protocol, simply and securely, through their bank or broker.

◾
On June 14, 2021, the Company completed the acquisition of a 10-per-cent equity interest in SDK:meta, LLC, a privately held web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings.

◾
On June 16, 2021, the Company’s wholly owned subsidiary, Valour Structured Products, has signed a letter of intent with Arcane Crypto’s wholly owned subsidiary, Arcane Assets AS, with the intention to explore the issuance and listing of an exchange-traded product (“ETP”) based on Arcane’s cryptocurrency fund. The ETP would be the first to have a cryptocurrency fund as an underlying asset and the market provides exciting expansion possibilities for both the Arcane fund and Valour. Valour and Arcane Assets are working on a definitive partnership agreement and a plan for issuance and expect these to be completed later this year.

◾	On July 20, 2021, the Company appointed Russell Starr as executive chairman of the Company.

◾
On August 24, 2021, the Defi Technologies Inc. has joined the Defi Alliance. Launched in early 2020 as the Chicago Defi Alliance, the group provides mentorship and financing for early-stage tech teams working in the $70-billion decentralized finance sector. Other members of the 150 plus company alliance include Coinbase, Jump Capital, CMT Digital and Cumberland DRW, amongst others.

◾
On September 8, 2021, Defi Technologies Inc.’s wholly owned subsidiary, Valour Inc., hired Frances Edwards as its chief operating officer. Previously, Ms. Edwards spent more than six years at BlackRock, where she held titles such as director of iShares EMEA (Europe, the Middle East and Africa) ETP (exchange-traded product) engineering and, latterly, director, iShares EMEA COO from BlackRock.

◾
On September 16, 2021, Valour Inc., a subsidiary of Defi Technologies Inc., launched its Solana exchange-traded product on the Nordic Growth Market (NGM). The Valour Solana ETP enables investors to gain exposure to SOL, the native cryptocurrency in Solana’s ecosystem, simply and securely, through their banks or broker.

◾
On October 4, 2021, the Company expanded its management team. Russell Starr, executive chairman of Defi Technologies, assumed the role of chief executive officer; Diana Biggs, previously CEO of Valour Inc., takes up a new role as Defi’s chief strategy officer; and Johan Wattenstrom, co-founder and a director at Valour, becomes chief operating officer of the Company.

5

◾
On October 19, 2021, Defi Technologies Inc.’s subsidiary, Valour Inc., began trading its Bitcoin Zero and Ethereum Zero products on the Boerse Frankfurt Zertifikate AG. The listing of Valour’s cardano, polkadot and solana ETPs will follow shortly.

◾
On October 28, 2021, Defi Technologies Inc.’s subsidiary, Valour Inc., an issuer of digital asset exchange-traded products (ETPs), began trading Valour Uniswap on the Borse Frankfurt Zertifikate AG. The Valour Uniswap ETP enables investors to gain exposure to UNI, the native token of the world’s largest decentralized exchange, Uniswap, simply and securely, via their bank or broker.

◾
On November 1, 2021, Defi Technologies Inc.’s subsidiary, Valour Inc., an issuer of digital asset exchange-traded products (ETPs), has appointed Tommy Fransson to the role of chief executive officer starting Jan. 1, 2022. Mr. Fransson was previously at the Nordic Growth Market (NGM) where he was deputy chief executive officer for 10 years and head of the Nordic Derivatives Exchange. Mr. Fransson will replace Diana Biggs, who will move to Defi Technologies, Valour’s parent company, in the role of chief strategy officer.

◾
On November 3, 2021, Defi Technologies Inc. will deliver its real-time cryptocurrency pricing data to the Pyth network, a decentralized financial market data distribution platform. The Pyth network has clearly seen impressive growth, onboarding some of the world’s largest trading firms and reputable regulated exchanges to help connect market data to any smart contract. Defi Technologies joins this exciting community of market leading trading firms including Jump Trading Group, Two Sigma Securities, DRW Cumberland, and Susquehanna with a shared vision in accelerating the growth of the decentralized finance ecosystem

◾
On November 10, 2021, the Company filed its Form 40-F registration statement with the United States Securities and Exchange Commission, fulfilling a significant milestone in the process for the Company to list its common shares on the Nasdaq Stock Market. The listing of the Company’s common shares on the Nasdaq remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the Form 40-F being declared effective by the SEC.

◾
On November 11, 2021, Defi Technologies Inc.’s wholly owned subsidiary, Valour Inc., has surpassed US$374 million in assets under management (“AUM”). This achievement marks an exceptional first 10 months of 2021, as AUM increased more than 3883% since the beginning of the year. With the recent market expansion to Germany and anticipated listing on Euronext, the Company expects continued strong growth of Valour’s AUM.

◾	On November 15, 2021, the Company announced it will contribute to the mission of the decentralized finance ecosystem by running Solana nodes, acting as an independent validator for the network.

◾
On November 18, 2021, the Company selected Bison Trails to expand its secure Node infrastructure. Bison Trails is a leading blockchain and infrastructure platform-as-a-service company that will secure infrastructure for both staking and development capabilities across multiple blockchains.

◾	On Nov 22, 2021, the Company began staking Blocto Tokens and continues the expansion of its Infrastructure and Governance business across various blockchains.

◾
On November 29, 2021, the Company announced that Uniswap exchange traded products were to begin trading on the Nordic Growth Market, the Uniswap enables institutions and individuals to invest as easily as buying shares from a bank or a broker.

◾
On December 1, 2021, the Company deployed a Solana validator node that will act as an independent validator for the network. In connection with running the node, DeFi Technologies can receive rewards from securing transactions on Solana as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network. In addition, the Company is participating in staking, thereby earning staking rewards.

6

◾
On December 15, 2021, the Company announced that Valour Inc. has listed two of its Exchange- Traded Products (“ETPs”) on the Euronext exchange in Paris and Amsterdam. Listing these and other ETPs on Euronext will expand the company’s European footprint and allow it to provide a larger investor base with access to digital assets via mainstream investment channels.

◾
On December 16, the Company announced that its wholly owned subsidiary, Valour Inc received the approval to distribute its Top 10 Digital Asset and Top 5 DeFi ETPs.The approval enables Valour Inc. to distribute the ETP’s in the Swedish and EU markets.

◾
On January 5, 2022, the Company announced its preferred partnership agreement with SEBA Bank AG (“SEBA”), a leading global private Swiss Crypto Bank. SEBA is a fully integrated, FINMA licensed, digital assets banking platform providing a seamless, secure, and easy-to-use bridge between digital and traditional assets.

◾	On January 12, 2022, the Company announced it is co-leading an investment of CHF25 million and will receive a seat on SEBA’s Board of Directors.

◾	On January 26, 2022, the Company was added to CoinShares Blockchain Global Equity Index, administered by Solactive AG.

◾	On February 1, 2022, the Company announced that Valour Inc. received approval to begin trading Solana ETP on the Frankfurt Stock Exchange.

◾
On February 16, 2022, the Company received approval from the Nordic Growth Market stock exchange for the listing of two new ETPs, Valour Terra (“LUNA”) SEK and Valour Avalanche (AVAX) SEK, these products were launched on February 28, 2022.

◾	On February 17, 2022, the Company entered into a strategic partnership with RockX to provide staking yield through financial products.

◾	On March 21, 2022, the Company created a special purpose vehicle to support distribution of an asset-backed product program.

DIGITAL ASSETS

As at December 31, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $370,053,740 (December 31 - $636,600). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Cardano, Ethereum, Polkadot, Solana and Uniswap is determined by taking the price at 17:30 CET from Kraken, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the ETP. Fair value for the other digital assets is determined by taking last closing price for the day (UTC time) from www.coinmarketcap.com.

7

The Company’s holdings of digital assets consist of the following:

	December 31, 2021		December 31, 2020
	Quantity	$	Quantity	$
Binance Coin	0.3000	197	-	-
Bitcoin	1,837.5692	112,052,901	-	-
Ethereum	18,666.2358	89,582,049	-	-
Cardano	34,447,996.7900	59,079,245	-	-
Polkadot	1,133,717.2970	40,213,624	-	-
Solana	294,114.51	65,591,792	-	-
Mobilecoin	2,854.9570	35,506	-	-
Shyft	1,137,025.7440	616,106	-	-
Uniswap	66,993.0000	1,557,232	-	-
USDC		4,063	-	636,600
USDT		8,055	-	-
Current		368,740,770	-	636,600
Blocto	251424.91250	607,519	-	-
Maps	285713.00000	92,478	-	-
Oxygen	400000.00000	352,266	-	-
Saffron.finance	86.21000	24,850	-	-
Clover	190000.00000	118,032	-	-
Sovryn	13916.67000	117,771	-	-
Volmex	2925878.00000	54	-	-
Long-Term		1,312,970		-
Total Digital Assets		370,053,740	-	636,600

The Company has classified digital assets as long-term where the digital assets acquired via a SAFT agreement have terms where the digital assets are to be released over time. SAFT is a contractual investment agreement that involves the agreement of the authorized investors to finance the crypto developers’ projects in exchange for crypto tokens at a future date. The SAFT contract is deemed a hybrid instrument where the host is a prepayment denominated in the Company’s functional currency and the embedded derivative is crypto asset forward contract. The embedded derivative is measured at fair with fair value changes recorded within statement of income. As at December 31, 2021, the embedded derivative component aggregate to $284,404 (2020: nil).

The continuity of digital assets for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Opening balance	$636,600	$-
Digital assets acquired	729,666,919	636,600
Digital assets disposed	(331,176,366)	-
Realized gain on digital assets	2,291,313	-
Digital assets earned from staking, lending and fees	3,356,020	-
Net change in unrealized gains and losses on digital assets	(34,720,746)	-
	$370,053,740	$636,600

In the normal course of business, the Company enters into open-ended staking and lending arrangements with certain financial institutions, whereby the Company stakes and loans certain fiat and digital assets in exchange for interest income payable in the underlying digital assets loaned or staked. The Company can demand the repayment of the loans and accrued interest can be terminated with 5 days notice and staked coins can be returned on 1 days notice. The digital assets on staked or loan are included in digital assets balances above.

As of December 31, 2021, the Company has on loan or staked select digital assets and fiat to borrowers at annual rates ranging from approximately 0.82% to 12.00% and accrue interest on a monthly basis. The digital assets and fiat on loan or staked are measured at fair value through profit and loss.

8

As of December 31, 2021, digital assets and fiat on loan or staked consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Bitcoin	997.8835	$60,849,811	32%
Ethereum	8,541.8186	40,993,461	21%
Polkdot	906,950.6800	32,170,078	17%
Cardano	3,165,787.2520	5,429,411	3%
Solana	231,732.3502	51,679,668	27%
Euro	1,007.4710	1,450	0%
Total	4,315,017.4553	$191,123,879	100%

As of December 31, 2021, the digital assets on loan or staked by significant borrowing counterparty is as follows

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Counterparty A	11.00%	154,942.2149	$5,385,193	3%
Counterparty B	1.50% - 12.0%	3,968,035.4883	73,623,935	39%
Counterparty C	4.0% - 5.125%	1,250.0000	20,043,867	10%
Counterparty D	2.85% - 4.25%	2,451.1958	37,044,530	19%
Counterparty E	2.10%	137,500.0000	235,816	0%
Counterparty F	0.82%-2.43%	5,838.5063	44,754,875	23%
Counterparty G	7.76%	45,000.05	10,035,662	5%
Total		4,315,017.4553	$191,123,879	100%

As of December 31, 2021, digital assets on loan or staked were concentrated with counterparties as follows:

	Geography	December 31, 2021
Digital and fiat currencies on loan:
Counterparty A	London, UK	3%
Counterparty B	London, UK	39%
Counterparty C	United States	10%
Counterparty D	London, UK	19%
Counterparty E	Switzerland	0%
Counterparty F	United States	23%
Counterparty G	United States	5%
Total		100%

For the year ended December 31, 2020, no digital assets were loaned or staked.

The Company’s digital assets on loan or staked are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan or staked with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2021, the Company does not expect a material loss on any of its digital assets on loan or staked. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

9

INVESTMENTS, AT FAIR VALUE, THROUGH PROFIT AND LOSS, AS AT DECEMBER 31, 2021

At December 31, 2021, the Company’s investment portfolio consisted of one publicly traded investments and seven private investments for a total estimated fair value of $10,275,906 (December 31, 2020 – three publicly traded investment and three private investments at a total estimated fair value of $3,585,983)

Public investments

At December 31, 2021, the Company’s one publicly-traded investments had a total estimated fair value of $18,146.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Silo Wellness Inc.**	(i)	403,250 common shares	40,325	18,146	100.0%
Total public investments			$40,325	$18,146	100.0%

**formerly known as Yukoterre Resources Inc
(i) Investments in related party entities

At December 31, 2020, the Company’s three publicly-traded investments had a total estimated fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%

* formerly QuestCap Inc.

* formerly Yukoterre Resources Inc.

(i)	Investments in related party entities

(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At December 31, 2021, the Company’s seven private investments had a total fair value of $10,257,760.

Private Issuer	Note	Security description	Cost	Fair Value	of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	36.6%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,049,779	20.0%
Earnity Inc.		85,142 preferred shares	130,946	198,356	1.9%
Luxor Technology Corporation		201,633 preferred shares	630,505	633,963	6.2%
SDK:meta, LLC		1,000,000 units	3,420,000	3,420,000	33.3%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	177,488	1.7%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	38,034	0.4%
Total private investments			$7,517,458	$10,257,760	100.1%

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.
10

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%

(i) Investments in related party entities

3iQ Corp (“3iQ”)

The Company acquired 187,007 shares of 3iQ through its acquisition of Valour. 3iQ is a leading bitcoin and digital asset fund manager. As at December 31, 2021, the holding of 3iQ was valued at $3,740,140 and the investment represented 0.8% of the total assets of the Company. A 10% decline in the fair market value of 3iQ would result in an estimated increase in loss to DeFi of $374,014.

Abaxx Technologies Inc. (NEO: ABXX)

The Company acquired 104,200 shares of ABXX through its acquisition of Valour. Abaxx is a financial technology business developing software tools which enable commodity traders and financial professionals to communicate. During Q2, 2021, Valour sold 84,300 shares of ABXX during for proceeds of $344,602 and realized gain of $10,073. During Q4, 2021 Valour sold its remaining 19,900 shares of ABXX for proceeds of $982,531 resulting in a realized gain $917,657. As at December 31, 2021, the Company had no investment in ABXX.

Brazil Potash Corp. (“BPC’)

BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil. During Q3, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. These shares were valued at US$3.75 per share for a total consideration of US$1,515,750 ($1,998,668). As at December 31, 2021, the holdings of BPC was valued at $2,049,779 for an unrealized gain of $119,926 and a cumulative unrealized gain of $51,111. The BPC investment represented 0.4% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to DeFi of $204,978.

Earnity Inc. (“Earnity”)

On December 3, 2021, the Company acquired 85,142 series A preferred shares of Earnity. Earnity is a group of dedicated fintech veterans who believe managing cryptocurrency should be a lot easier. The Company made an initial investment of $130,946 in exchange for the preferred shares, the investment was valued at $198,356 at December 31, 2021 resulting in an unrealized gain of $67,410. As at December 31, 2021, the Earnity investment represented 0.0% of the total assets of the Company. A 10% decline in the fair market value of Earnity would result in an estimated increase in loss to DeFi of $19,835.

Flora Growth Corp. (NSQ:FLGC’)

FLGC is a vertically integrated cannabis company focused on becoming the largest producer of low-cost naturally grown medicinal-grade cannabis oils and extracts in the world. During Q3, 2020, the Company acquired 1,010,500 common shares of FLGC through the sale of its royalty interest. During Q2, 2021. FLGC had a 3:1 share consolidation. During Q3, 2021, the Company sold FLGC for proceeds of US$2,069,258 ($2,614,922) realizing gain of US$1,278,459 ($1,615,589).

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Hive Blockchain Technologies Ltd. (TSXV:HIVE)

HIVE’s operations are focused on the mining and sale of digital currencies. During Q2, 2021, the Company signed a share exchange agreement with HIVE and traded 10 million shares of the Company with 4 million shares of HIVE at a fair value of $16,000,000. During Q3 and Q4 2021 sold all 4 million shares of HIVE for gross proceeds of $15,653,503.36 realizing loss of $346,497. As at December 31, 2021, the Company had no investment in HIVE.

Luxor Technology Corporation (“LTC”)

LTC is building infrastructure to support the next generation of digital assets. During the year ended December 31, 2021, the Company subscribed US$162,500 ($203,874) in LTC for the rights to certain preferred shares of LTC. During Q3, 2021, these rights were converted into 25,204 series A preferred shares and 76,429 of series A-1 preferred shares. The investment was valued at $633,963 at December 31, 2021 resulting in an unrealized gain of $430,116. As at December 31, 2021, the LTC investment represented 0.1% of the total assets of the Company. A 10% decline in the fair market value of LTC would result in an estimated increase in loss to DeFi of $63,396.

Medivolve Inc. (NEO: MEDV)

MEDV is a company that focuses on commercializing technologies to help transform human health management. During the year ended December 31, 2021 the Company sold all 125,000 shares of MEDV resulting in a realized loss of $15,400. As at December 31, 2021, the Company had no investment in MEDV.

SDK:meta, LLC (“SDK”)

SDK is a privately held Web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings. During Q2, 2021, the Company signed a share exchange agreement with SDK and traded 3 million shares of the Company with 1 million membership units of SDK at a fair value of $4,050,000. As at December 31, 2021, the SDK investment represented 0.8% of the total assets of the Company. A 10% decline in the fair market value of SDK would result in an estimated increase in loss to DeFi of $405,000.

Sulliden (TSX: SMC)

Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments. The Company acquired additional 1.0 million shares of Sulliden during 2020. The Company sold the entire holding of 9.1 million shares of SMC during Q1 2020 for gross proceeds of $737,139 realizing loss of $1,925,113 and a reversal of prior year unrealized loss $2,116,762. As at December 31, the Company does not hold any investment in SMC.

Silo Wellness Inc. (CSE: SILO)

In Q2, 2017, the Company invested $50,000 for 1 million shares of SILO. On September 20, 2019, SILO successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. The Company disposed 17,500 shares of SILO for proceeds of $1,400 realizing a gain of $525. In Q4 2021 the Company disposed of another 88,000 shares for proceeds of $6,160 resulting in a realized loss of $2,640. As at December 31, 2021 the remaining investment in SILO was valued at $17,709 resulting in an unrealized loss of $71,304 and a cumulative loss of $22,179. As at December 31, 2021, the SILO investment represented 0.00% of the total assets of the Company. A 10% decline in the fair market value of SILO would result in an estimated increase in loss to DeFi of $1,771.

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Skolem Technologies Ltd. (“STL”)

STL is an Institutional DeFi trade execution platform. In Q4, 2020, the Company invested US$20,000 ($25,612) in STL for the rights to certain preferred shares of STL. During Q4, 2021, these rights were converted into 16,354 series A preferred shares. As such, the investment was valued at $177,488 at December 31, 2021 resulting in an unrealized gain of $151,876. As at December 31, 2021, the STL investment represented 0.00% of the total assets of the Company. A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of $17,478.

VolMEX Labs Corporation (“VLC”)

VLC is a protocol for volatility indices and non-custodial trading build on Ethereum. During Q1, 2021, the Company invested US$30,000 ($37,809) in VLC for the rights to certain preferred shares of VLC. The investment was valued at $38,034 at December 31, 2021 resulting in an unrealized gain of $225. As at December 31, 2021, the VLC investment represented 0.00% of the total assets of the Company. A 10% decline in the fair market value of VLC would result in an estimated increase in loss to DeFi of $3,803.

ACQUISITION OF DEFI CAPITAL INC.

On December 10, 2020, the Company acquired 49% of DeFi Capital (formerly known as DeFi Holdings Inc.) by issuing a total of 20,000,000 common shares of the Company to the shareholders of DeFi Capital in proportion to their pro rata shareholdings of DeFi Capital, in exchange for a 49% interest in DeFi Capital. The 20,000,000 common shares are fair valued at a price of $0.13 per share, based on the trading price of the common shares issued, for a total value of $2,600,000. On January 28, 2021, the Company acquired the remaining 51% of Defi Capital by issuing an additional 20,000,000 common shares of the Company. The 20,000,000 common shares are fair valued at a price of $0.99 per share, based on the trading price of the common shares issued, for a total value of $19,800,000. DeFi Capital is a company focused on investing, incubating, and managing trading technologies associated with the decentralized finance market. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Capital, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted of one intangible asset being brand name. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Capital.

The acquisition of DeFi Capital is being treated as an asset acquisition for accounting purposes as DeFi Capital does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were based on the fair value of consideration paid.

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Purchase price consider paid:
Fair value of shares issued on December 10, 2020	$2,600,000
Fair value of shares issued on January 28, 2021	19,800,000
Fair value of shares issued	$22,400,000

Fair value of assets and liabilities assumed:
Brand Name	$22,406,968
Accounts payable	(6,968)
Total net assets acquired	$22,400,000

The Company assessed that it held significant influence over DeFi Capital after the initial acquisition on December 10, 2020 and as such has accounted for this 49% investment using the equity accounting method from December 10, 2020 to January 28, 2021.

Since the transaction is an asset acquisition, the Company did not remeasure the previously held equity interest in DeFi Capital when the remaining 51% equity interest in DeFi Capital was acquired.

During the year ended December 31, 2020, the Company did not record any equity loss during the year. No dividends or cash distributions were received by the Company from the associate during the year.

ACQUISITION OF VALOUR INC.

On February 12, 2021, the Company initially acquired 20% interest in Valour (formerly known as Valour Structured Products Inc.) by issuing 21,000,000 common shares and on April 1, 2021, the Company acquired the remaining 84% (including the 4% dilution of its previously held equity interest) in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. The acquisition has provided the Company an entry into the exchange- traded certificates market.

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Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Consideration for acquisition:

Fair value of previously held equity interest	$11,694,200
Fair value of shares issued on April 1, 2021	66,481,769
Total consideration for the acquisition	$78,175,969
Treasury shares acquired	(7,360,000)
Fair value of shares issued	$70,815,969

Fair value of net assets acquired:
Cash and cash equivalents	3,859,430
Amounts receivable	21,677
Investments at fair value through profit or loss	1,537,800
Digital assets	67,831,424
Prepaid expenses and accrued revenues	403,701
Property, plant and equipment	10,443
Right-of-use assets	53,899
Accounts payable and accrued expenses	(1,094,855)
ETP holders payable	(68,848,678)
Lease liabilities	(53,899)
Brand Name	20,383,000
24,103,942
Goodwill	46,712,027
Net assets acquired	$70,815,969

As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $78,175,969 based on the value of the common shares on the closing dates: January 19, 2021 and April 1, 2021.

The goodwill acquired as part of the Valour acquisition is made up of assembled workforce and implied goodwill related to Valour’s management and staff experiences and Valour’s reputation in the industry. It will not be deductible for tax purposes.

The carrying value of the Company’s interest in Valour held before the business combination amounted to

$17,640,000. The Company recognized a loss of $5,945,800 as a result of measuring at fair value its 16% equity interest (20% less 4% dilution) in Valour before the business combination. The loss is included in other income in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2021. No acquisition-related costs were incurred in relation to the business combination.

The acquired business contributed revenue of $10,647,914 and net income of $4,707,541 to the group for the period from April 1, 2021 to December 31, 2021.

The revenue and net income of the combined entity for the current reporting period had the acquisition occurred at the beginning of the annual reporting period would be $13,481,643 and $6,158,594, respectively.

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FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and twelve months ended December 31, 2021, and 2020. They should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and twelve months ended December 31, 2021 and 2020 and related notes.

Three and twelve months ended December 31, 2021 and 2020

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Revenues
Realized and net change in unrealized gains and losses on digital assets	(27,468,781)	-	(33,332,787)	-
Realized and net change in unrealized gains and losses on ETP payables	27,079,461	-	37,908,556	-
Realized gain on derivative asset	284,604	-	284,604	-
Other trading income	73	-	16,865	-
Staking and lending income	2,430,432	-	3,356,032	-
Management fees	783,527	-	1,116,597	-
Node revenue	544,407	-	1,090,008	-
Realized gain (loss) on investments, net	972,255	-	(207,532)	(197,863)
Unrealized (loss) gain on investments, net	384,702	(216,972)	4,740,451	151,087
Gain on sale of royalties	-	-	-	2,998,002
Interest income	103,022	-	108,284	-
Total revenues	5,113,702	(216,972)	15,081,078	2,951,226
Expenses
Management and consulting fees	4,929,281	246,455	9,569,693	442,490
Share based payments	28,969,180	-	42,035,158	115,798
Income tax (recovery)	329		329	-
Trade show (recoveries)	-	-	-	(57,294)
Travel and promotion	745,255	11,470	2,234,553	19,972
Office and rent	566,661	23,346	1,810,540	92,371
Accounting and legal	294,154	45,225	837,611	84,600
Regulatory and transfer agent	148,819	10,148	501,467	18,273
Depreciation - property, plant and equipment	3,236	-	8,284	-
Depreciation - right of use assets	16,478	-	49,217	-
Amortization- intangibles	1,394,164	-	3,582,697	-
Finance costs	537,697	-	1,186,408	-
Transaction costs	491,877	-	1,315,775	1,592
Foreign exchange (gain) loss	(326,856)	16,129	15,481	17,816
Impairment loss	11,438,316	142,075	17,483,284	142,075
Total expenses	49,208,591	494,848	80,630,497	877,693
(Loss) income before other item	$(44,094,889)	$(711,820)	$(65,549,419)	$2,073,533
loss on deemed disposal of an associate	(5,945,800)	-	(5,945,800)	-
Net (Loss) income for the year	(50,040,689)	(711,820)	(71,495,219)	2,073,533
Other comprehensive loss
Foreign currency translation loss	38,130	-	241,064	-
Net (loss) income and comprehensive (loss) income for the year	$(50,002,559)	$(711,820)	$(71,254,155)	$2,073,533

For the three and twelve months ended December 31, 2021, the Company recorded a net (loss) of $(50,040,689) and $(71,495,219) ($(0.26) and $(0.37) per basic share) on total revenues of $5,113,702 and $15,081,078 compared to net (loss) income of $(711,820) and $2,073,533 ($(0.01) and $0.04 per basic share) on total revenues of $(216,972) and $2,951,226 for the three and twelve months ended December 31, 2020.

For the three and twelve months ended December 31, 2021, realized and net change in unrealized gains and loss on digital assets was $(27,468,781) and $(33,332,787) and realized and net change in unrealized gains and loss on ETP was $27,079,461and $37,908,556. Lower digital asset prices in Q4 2021 resulted in losses on our digital assets that was offset by gains on ETP payables due to the decreased share price of the ETPs.

The Company earned staking and lending income of $2,430,432 and $3,356,032 for three and twelve months ended December 31, 2021 compared to $nil for the same periods in 2020. The Company actively stakes and lends its cryptocurrencies to earn additional revenue. Please see Digital Assets section for more details.

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The Company had management fee revenue of $783,527 and $1,116,597 for three and twelve months ended December 31, 2021 compared to $nil for the same periods in 2020. In 2021, Valour launched four new ETP products – Cardano, Polkadot, Solana and UNI. Each of these products charge management fees of 1.9% per annum.

The Company had node revenue of $544,407 and $1,090,008 for three and twelve months ended December 31, 2021 compared to $nil for the same periods in 2020. In July 2021, the Company became one of the main node validators on the Shyft network. During the twelve months ended December 31, 2021, the Company earned 1,137,025.744 Shyft tokens for its services.

The Company had realized gain (loss) of $972,225 and $(207,532) on investments for the three and twelve months ended December 31, 2021 compared to $nil and $(197,863) for the same periods in 2020. The Company had unrealized gain (loss) of $384,702 and $4,740,451 on investments compared to $(216,972) and $151,087 in the prior year. The realized loss on investments were from the sale of SMC in Q1, HIVE in Q3 and Q4 and Silo Wellness and Medivolve Inc. in Q4 offset by gain from the sale of FLGC in Q3 and ABXX in Q2. The unrealized gain for the year ended December 31, 2021 consisted on the Company’s investment holding in BPC, Earnity, LTC, STL and VLC and the reversal of prior year loss in SMC and FLGC offset by unrealized loss on the Company’s investments holdings in SILO.

Gain on sale of royalties was $nil and $nil for the three and twelve months ended December 31, 2021 compared to $nil and $2,998,002 for the three and twelve months ended December 3,1 2020. In 2020, the Company sold two royalties.

Management and consulting fees were $4,929,281 and $9,569,693 during the three and twelve months ended December 31, 2021 compared to $246,455 and $442,490 during the same periods in 2020. Management and consulting fees are higher in 2021 as the Company made additions to the global management team, added new advisors and consultants. In addition, the Company granted a small bonus in Q1 2021.

Share based payments were $28,969,180 and $42,035,158 during the three and twelve months ended December 31, 2021 compared to $nil and $115,798 in the same periods in 2020. The Company granted 20,770,000 options and 11,125,000 of deferred share units to directors, officers and consultants of the Company during 2021 whereas 4.6 million options and no DSUs were granted in 2020.

Travel and promotion was $745,255 and $2,234,553 during the three and twelve months ended December 31, 2021 compared to $11,470 and $19,972 during the same periods in 2020. Corporate activities and business development increased in 2021 with the acquisitions of Valour and DeFi Capital.

Office and rent was $566,661 and $1,810,540 during the three and twelve months ended December 31, 2021 compared to $28,395 and $92,371 during the same periods in 2020 due to opening and acquiring new office locations in 2021.

Accounting and legal was $294,154 and $837,611 during the three and twelve months ended December 31, 2021 and $45,225 and $84,600 during the same periods in 2020 due to increased legal and auditing costs.

Regulatory and transfer agent costs were $148,819 and $501,467 during the three and twelve months ended December 31, 2021 compared to $10,148 and $18,273 during the prior periods in 2020 due to listing of the Company’s shares in NEO as well as applying to list its shares on OTC and Nasdaq markets.

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Total depreciation and amortization was $1,413,878 and $3,640,198 for the three and twelve months ended December 31, 2021 from $nil in the prior periods. This relates to the equipment, right of use assets and intangible assets acquired as part of the acquisitions of DeFi Capital and Valour.

Finance costs were $537,697 and $1,186,408 for the three and twelve months ended December 31, 2021 from compared to $nil and $nil in the prior periods. The increase in financing costs related to trading of digital assets.

Transaction costs were $491,877 and $1,315,775 for the three and twelve months ended December 31, 2021 compared to $nil and $1,592 in the prior periods. The increase in transaction costs related to margin trading of digital assets as brokerage commission and ETP issuance costs.

Foreign exchange gain (loss) was $(326,856) and $15,481 for the three and twelve months ended December 31, 2021 compared to $16,129 and $17,816 in the prior period. The loss reflects the currency fluctuations in the Company’s assets and liabilities denominated in US dollars, British Pounds, Euro and Swiss Franc.

Impairment loss was $11,438,316 and $17,483,284 for the three and twelve months ended December 31, 20121 compared to $142,075 and $142,075 for the three and twelve months ended December 31, 2020. In 2021, the Company took an impairment on its brand name intangible asset acquired as part of the DeFi Capital acquisition.

Loss on deemed disposal of an associate was $5,945,800 and $5,945,800 for the three and twelve months ended December 31, 20121 compared to $nil and $nil for the three and twelve months ended December 31, 2020. The loss relates the Company acquiring the balance of Valour on April 1, 2021.

During the twelve months ended December 31, 2021, the Company used $326,919,241 in operations of which $1,633,080 was provided from the change of working capital, $2,185,226 used in purchase of investments, $649,502,651 was used to purchase digital assets offset by $19,290,229 provided from sales of investments and $331,176,366 was provided from the disposal of digital assets. During the comparative twelve months ended December 31, 2020, the Company used $2,194,946 in operations of which $90,612 was used in purchase of investment offset by $79,130 provided from sale of investments and $942,463 used in the change of working capital.

During the twelve months ended December 31, 2021, the Company provided $3,779,325 in investing activities compared to using $142,075 in the prior periods. These proceeds from investing activities were from the Valour acquisition.

During the twelve months ended December 31, 2021, $332,008,726 was provided from financing activities compared to $2,680,030 in the prior periods. The Company received proceeds of $729,048,754 from ETP holders, proceeds of $9,614,450 from private placement financing, $2,219,806 from exercise of warrants and $238,940 from exercise of stock options offset by $395,369,306 used for payments to ETP holders, $309,902 in share issuance costs and $13,434,017 used in NCIB purchases.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

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DeFi relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share and paid $309,902 in finders fees and other share issue costs.

DeFi used cash of $326,919,242 in its operating activities during the twelve months ended December 31, 2021. Included in cash used in operations are $2,185,225 used in the purchase of investment, $649,502,651 used in the purchase of digital assets, $1,633,079 provided from the changes of working capital offset by $19,290,229 generated from proceeds on sale of investments and $331,176,366 generated from the disposal of digital assets. DeFi also provided $3,779,325 in investing activities mainly from cash acquired as part of the Valour acquisition. DeFi provided $332,008,726 in financing activities. Included in cash provided in financing activities are $729,048,754 from proceeds from ETP holders, $9,614,450 provided from private placement financing, $2,219,806 from the exercise of warrants and $238,940 from the exercise of options offset by $395,369,306 used for payments to ETP holders, $309,902 for share issuance costs and $13,434,017 used for repurchasing shares under the NCIB.

As at December 31, 2021, the Company’s sources of funds include the estimated fair value of its cash of $9,161,034, equity investments of $10,275,906 and digital assets of $370,053,740 offset by liabilities of $367,909,180.

Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

During the year ended December 31, 2021, the Company purchased and cancelled 7,078,200 shares at an average price of $1.90 per share (2020 - $nil).

Subsequent to December 31, 2021, the Company repurchased 4,205,900 common shares for an aggregate price of $7,965,182 and incurred $120,813 in costs related to these repurchases. All repurchased shares are intended to be cancelled.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

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As at December 31, 2021, the Company had the following financial assets and liabilities denominated in foreign currencies:

December 31, 2021
	United States Dollars	British Pound	European Euro
Cash	$8,928,642	$-	$-
Receivables	32,065	-	-
Private investments	10,257,760	-	-
Prepaid investment	34,436	-	2,409,710
Accounts payable and accrued liabilities	(3,363,109)	80,782	-
ETP holders payable	(363,491,362)
Net assets (liabilities)	$(347,601,568)	$80,782	$2,409,710

As at December 31, 2021, United States Dollar was converted at a rate of $1.2678 (December 31, 2020 - $1.2732) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7132 (December 31, 2020 - $1.7381) Canadian Dollars to 1.00 British Pound. Euro was converted at a rate of $1.4391 (December 31, 2020 - $1.5608) Canadian Dollars to 1.00 Euro. Swiss France was converted at a rate of $1.3897 (December 31, 2020 - $1.4441)

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

◾	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
◾	to give shareholders sustained growth in value by increasing shareholders’ equity; while
◾	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

◾	raising capital through equity financings; and
◾	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the twelve months ended December 31, 2021.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of approximately $2,311,408 be made upon the occurrence of certain events such as a change of control.

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Minimum commitments remaining under these contracts were approximately $739,610, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations. As at December 31, 2021, no amounts have been accrued related to such matters.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company is currently defending the matter and is reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position. On February 28, 2022, this claim was settled for $303,900.

In November 2021, the Company received a notice of application from two individuals seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. While the Company intends to defend the matter and is currently reviewing its options with regards to this action, the Company has maintained such incentive stock options pending the outcome of the action.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	2021	2021	2021	2021	2020	2020	2020	2020
Revenue	$5,113,702	$8,626,446	$(1,920,427)	$3,261,357	$(216,972)	$3,079,896	$283,910	$(195,608)
Net (loss) income and comprehensive (loss) income	(50,243,623)	$(2,077,424)	$(12,321,876)	$(6,852,296)	$(770,324)	$2,959,668	$215,140	$(330,952)
(Loss) income per Share - basic	(0.26)	$(0.01)	$(0.06)	$(0.04)	$(0.01)	$0.05	$0.01	$(0.01)
(Loss) income per Share - diluted	(0.26)	$(0.01)	$(0.06)	$(0.04)	$(0.01)	$0.05	$0.01	$(0.01)
Total Assets	459,690,575	$372,062,311	$261,772,737	$194,017,574	$7,296,044	$3,785,693	$740,725	$432,597
Total Long Term Liabilities	5,646	$22,048	$38,240	$Nil	$Nil	$Nil	$Nil	$Nil

SELECTED ANNUAL INFORMATION

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

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	31-Dec-21	31-Dec-20	31-Dec-19
(a) Net Revenue	$15,081,078	($46,776)	($831,560)
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$(71,495,219)	$2,073,533	$(1,507,338)
(ii) Income (loss) per share – basic	$(0.37)	$0.04	$(0.04)
(iii) Income (loss) per share – diluted	$(0.37)	$0.04	$(0.04)
(c) Total Assets	$459,690,575	$7,296,044	$636,459
(d) Total Liabilities	$367,909,179	$992,248	$1,802,024

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

COMPENSATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 2021, the Company paid or accrued $2,891,666 (2020 - $Nil) to directors of the Company and $6,361,178 (2020 - $76,844) to officers of the Company in fees and share- based compensation.

At December 31, 2021, the Company had $11,124 (December 31, 2020 - $2,543) owing to its current key management and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

RELATED PARTY TRANSACTIONS

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2021 and December 31, 2020.

Investment	Nature of relationship to investment	Estimated Fair value
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) of Investee	$2,049,779
Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Former Officer (Kenny Choi, Ryan Ptolemy) and common shareholders of investee	18,146
Total investment - December 31, 2021		$2,067,925

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Investment	Nature of relationship to investment	Fair value
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) of investee	$1,929,853
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and	22,000
	common shareholders of investee
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy)	545,490
of investeee
Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Officer	98,250
	(Kenny Choi, Ryan Ptolemy) and common shareholders of investee
Total investment - December 31, 2020		$3,560,519

Valour Inc. holds 4,000,000 common shares of the Company.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of December 31, 2021 (December 31, 2020 – Forbes).

During the twelve months ended December 31, 2021, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

◾
The Company incurred $140,435 (2020 - $250,295) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at December 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $$80,183) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Fred Leigh, a former officer and former director of the Company, is also a director of 2227929 Ontario Inc.

◾
The Company incurred $120,000 (2020 - $120,000) for administration costs with Forbes & Manhattan, Inc. (“Forbes”). In August 2017, Forbes became an insider of the Company owning approximately 34.9%, at the time, outstanding shares of the Company through an acquisition of Quebec Gold royalty interests. On March 9, 2012, Forbes ceased to be an insider of the Company. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the twelve months ended December 31, 2021, Forbes received $75,000 bonus. As at December 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $22,600) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Forbes participated in the Company’s January 2021 private placement financing and subscribed an aggregate 189,900 shares for gross proceeds of $379,800. As at December 31, 2021, Forbes ceased to be an insider of the Company.

◾	Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75,731) (December 31, 2020 - $76,872 expenses owed to Vik Pathak, a former director and officer of DeFi.

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◾
In connection with the March 2021 private placement financing, an insider of the Company also subscribed 180,000 shares. A director and officer also subscribed 12,500 shares for gross proceeds of $25,000.

◾	In connection with the February 24, 2021 stock option grant, 500,000 options were granted to directors of the Company.

◾	In connection with the April 9, 2021 stock option grant, 1,000,000 options were granted to directors and officers of the Company.

◾	In connection with the May 18, 2021 stock option grant, 2,700,000 options were granted to directors and officers of the Company.

◾	In connection with the May 25, 2021 stock option grant, 450,000 options were granted to a director of the Company.

◾	In connection with the August 13, 2021 stock option grant, 650,000 options were granted to a director of the Company.

◾	In connection with the September 21, 2021 deferred share units grant, 4,200,000 deferred share units were granted to directors and officers of the Company.

◾	In connection with the December 31, 2021 deferred share units grant 100,000 deferred share units were granted to directors and officers of the Company.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

MANAGEMENT CHANGE

On February 16, 2021, the Company announced the appointment of Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the first platform offering financing secured by private company stock. Secfi raised two rounds of venture capital as well as a facility of US$550 million from a leading New York based hedge fund. Mr. Witvoet replaced Mr. Baizak as Chief Executive Officer of the Company. On October 4, 2021, Mr. Wiltvoet stepped down from the role of Chief Executive Officer and will focus on its new role as President of the Company.

On July 20, 2021, the Company announced the appointment of Russell Starr as Executive Chairman. Mr. Starr, who was serving as the Head of Capital Markets for DeFi Technologies is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. On October 4, 2021, the Company announced that Mr. Starr will assume the role of Chief Executive Officer in addition to his role as Executive Chairman of the Company.

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FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

◾	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
◾
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020.

◾	Digital assets classified s financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2021.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total

Publicly traded investments	$18,146	$-	$-	$18,146
Privately traded invesments	-	-	10,257,760	10,257,760
Digital assets	-	4,063	-	4,063
December 31, 2021	$18,146	$4,063	$10,257,760	$10,279,969
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital assets	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the period ended December 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

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Investments, fair value for the period ended	December 31, 2021	December 31, 2020
Balance, beginning of year	$636,600	$-
Purchases	-	636,600
Disposal	(632,537)	-
Balance, end of year	$4,063	$636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the period ended December 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	December 31, 2021	December 31, 2020
Balance, beginning of year	$3,018,493	$-
Purchases	4,710,797	3,121,864
Transferred to Level 2	(1,051,233)	-
Realized and unrealized gain/(loss) net	3,579,703	(103,371)
Balance, end of year	$10,257,760	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

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The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2021.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,049,779	Recent financing	Marketability of shares	0% discount
Earnity	198,356	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	633,963	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	3,420,000	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	177,488	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	38,034	Recent financing	Marketability of shares	0% discount
December 31, 2021	$10,257,760

Brazil Potash Corp.	$1,929,853	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	964,926	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	25,464	Recent financing	Marketability of shares	0% discount
Silo Wellness Inc,	98,250	Recent transaction price	Marketability of shares	0% discount
December 31, 2020	$2,920,243

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As as December 31 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31, 2021. As at December 31, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/-

$374,014 change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to a non-arms length party of the Company. As at December 31, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2021. As at December 31, 2021, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $204,978 (December 31, 2020 +/- 192,985) change in the carrying amount.

Earnity Inc. (“Earnity”)

On December 3, 2021, the Company acquired 85,142 series A preferred shares of Earnity. As at December 31 2021, the valuation of Earnity was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021. As at December 31 2021. a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $19,836 change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at December 31 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021. As at December 31 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $63,396 change in the carrying amount.

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SDK:meta, LLC (“SDK”)

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company. As at December 31 2021, the valuation of SDK was based on the price of the Company’s shares on the closing date of issue of the share exchange agreement. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021. As at December 31 2021, a +/- 10% change in the fair value of SDK will result in a corresponding +/- $342,000 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at December 31, 2020, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of STL will result in a corresponding
+/- $2,546 change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at December 31, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31, 2021. As at December 31, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding
+/- $3,803 change in the carrying amount.

OUTSTANDING SHARE DATA

Authorized unlimited common shares without par value – 208,035,419 are issued and outstanding as at March 31, 2022.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non- redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at March 31, 2022

Stock options and convertible securities outstanding as at March 31, 2022 are as follows:

Stock Options:
19,558,100 with exercise price ranging from $0.09 to $3.92 expiring between December 18, 2022 and January 27, 2027.

Warrants:
19,432,810 with exercise price ranging from $0.05 to $0.25 expiring between June 12, 2022 and November 16, 2022.

Deferred shares units:
8,625,000 with vesting terms ranging from one year to two years.

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SUBSEQUENT EVENTS

Subsequent to December 31, 2021, the Company settled a legal action with a former officer of the company resulting in a payment of $303,500.

Subsequent to December 31, 2021 the Company made a new portfolio investment investing CHF 25,000,000 in a series C financing round with SEBA Bank (“SEBA”), a global smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. The Company also received a seat on SEBA’s board of directors as a result of this investment.

Subsequent to December 31, 2021 the Company repurchased under its NCIB program 4,205,900 common shares for an aggregate price of $7,965,182 and incurred $120,813 in costs related to these repurchases. All repurchased shares are intended to be cancelled.

RISKS AND UNCERTAINTIES

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2022 filed on SEDAR for a full description of the Company’s risks in addition to those highlighted below.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations. To date, COVID-19 has had minimal affect on the Company’s operations or on the Company’s ability to finance it operations.

Risks Relating to the Business and Industry of the Company

Staking and Lending of Cryptocurrencies, DeFi Protocol Tokens or other Digital Assets

The Company may stake or lend crypto assets to third parties, including affiliates. On termination of the staking arrangement or loan, the counterparty is required to return the crypto assets to the Company; any gains or loss in the market price during the period would inure to the Company. In the event of the bankruptcy of the counterparty, the Company could experience delays in recovering its crypto assets. In addition, to the extent that the value of the crypto assets increases during the term of the loan, the value of the crypto assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the counterparty and potentially exposing the Company to a loss of the difference between the value of the crypto assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of crypto assets, including by failing to deliver additional collateral when required or by failing to return the crypto assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the staking or loan agreement, which may ultimately be unsuccessful.

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Furthermore, the Company and its affiliates may also pledge and grant security over its crypto assets to secure loans. In the event that the Company or its affiliates defaults under its obligations with respect to the loan, including failure to repay the principal amount of the loan or accrued interest, lenders may realize upon its security and take possession to such pledged crypto assets.

The crypto assets that are staked, loaned or pledged to third parties by the Company include crypto assets held by Valour for the purposes of hedging its ETPs. The Company is exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETPs exceed the quantum of uncommitted cryptocurrency available to the Company to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of cryptocurrency should the sale of ETPs, and correspondingly, the underlying cryptocurrency, exceed the Company’s available reserves.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and DeFi protocol token market prices are determined primarily using data from various exchanges, over- the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and DeFi Protocol tokens inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s cryptocurrency and DeFi protocol token inventory and thereby affect the Company’s shareholders.

The profitability of our operations will be significantly affected by changes in prices of cryptocurrencies, DeFi protocol tokens and other digital assets. Cryptocurrencies, DeFi protocol tokens and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such cryptocurrencies, DeFi protocol tokens and other digital assets in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrencies, DeFi protocol tokens and other digital assets prices should decline and remain at low market levels for a sustained period, we could determine that it is not economically feasible to continue activities.

The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

•	changes in liquidity, market-making volume, and trading activities;

•	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

•	decreased user and investor confidence in crypto assets and crypto platforms;

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•	negative publicity or events and unpredictable social media coverage or “trending” of crypto assets;

•	the ability for crypto assets to meet user and investor demands;

•	the functionality and utility of crypto assets and their associated ecosystems and networks;

•	consumer preferences and perceived value of crypto assets and crypto asset markets;

•	regulatory or legislative changes and updates affecting the cryptoeconomy;

•	the characterization of crypto assets under the laws of various jurisdictions around the world;

•	the maintenance, troubleshooting, and development of the blockchain networks;

•	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

•	interruptions in service from or failures of major crypto platforms;

•	availability of an active derivatives market for various crypto assets;

•	availability of banking and payment services to support crypto-related projects;

•	level of interest rates and inflation;

•	national and international economic and political conditions;

•	global cryptocurrency supply;

•	changes in the software, software requirements or hardware requirements underlying a blockchain network;

•	competition for and among various cryptocurrencies; and

•	actual or perceived manipulation of the markets for cryptocurrencies.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Volatility Risk

As Valour’s ETPs track the market price of cryptocurrencies and DeFi protocol tokens, the value of the Common Shares relates partially to the value of such cryptocurrencies and DeFi protocol tokens, and fluctuations in the price of cryptocurrencies, DeFi protocol tokens and other digital assets could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, DeFi protocol tokens and other digital assets, including: the total number of cryptocurrencies, DeFi protocol tokens and other digital assets in existence; global cryptocurrency, DeFi protocol tokens and other digital assets demand; global cryptocurrencies, DeFi protocol tokens and other digital assets supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies, DeFi protocol tokens and other digital assets; interest rates; currency exchange rates, including the rates at which cryptocurrencies, DeFi protocol tokens and other digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies, DeFi protocol tokens and other digital assets from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies, DeFi protocol tokens and other digital assets as a form of payment or the purchase of cryptocurrencies, DeFi protocol tokens and other digital assets; the availability and popularity of businesses that provide cryptocurrencies, DeFi protocol tokens and other digital assets and blockchain-related services; the maintenance and development of the open-source software protocol of various cryptocurrency or DeFi protocol networks; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrencies, DeFi protocol tokens and other digital assets economy participants that the value of cryptocurrencies, DeFi protocol tokens and other digital assets will soon change; and fees associated with processing a cryptocurrency, DeFi protocol token or other digital asset transaction.

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Cryptocurrencies, DeFi protocol tokens and other digital assets have historically experienced significant intraday and long-term price volatility. If cryptocurrency, DeFi protocol token and other digital asset markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies, DeFi protocol tokens and other digital assets is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies, DeFi protocol tokens and other digital assets will maintain their long term value in terms of future purchasing power or that the acceptance of cryptocurrencies, DeFi protocol tokens and other digital assets payments by mainstream retail merchants and commercial businesses will continue to grow.

Cybersecurity Threats, Security Breaches and Hacks

As with any other computer code, flaws in cryptocurrency and DeFi protocol source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies and / or DeFi protocol tokens can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Company. The security procedures and operational infrastructure of the Company may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s crytocurrency account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of the Company to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of the Company’s accounts occurs, the market perception of the effectiveness of the Company could be harmed.

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As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack

Cryptocurrency Exchanges and other Trading Venues are Relatively New

The Company and its affiliates manages its holdings of cryptocurrency, DeFi protocol tokens and other digital assets through cryptocurrency exchanges. In particular, Valour relies on cryptocurrency exchanges to be able to buy and sell the digital assets which its ETPs track. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. On August 24, 2017 and June 11, 2018, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws.

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While the Company does not have operations in the United States, the Company reviews development of the cryptocurrency regulatory environment in the United States on an ongoing basis due to the proximity of United States to Canada and the Company’s application to list the Common Shares on the Nasdaq Stock Market. In comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and crypto asset markets. Although recent years have seen some guidance emerge with respect to the question of whether a crypto asset constitutes a security for certain purposes under U.S. law, there remains little or no clear legal authority or established practice with respect to the application to crypto assets of concepts like staking and lending of cryptocurrency, fungibility, settlement, trade execution and reporting, collateralization rehypothecation, custody, repo, margin, restricted securities, short sales, bankruptcy and insolvency and many others. Some or all of these concepts may be needed for crypto-related marketplaces to continue to grow, mature and attract institutional participants; there can be no assurances that rules and practices for such concepts will develop in the United States in a manner that is timely, clear, favorable to the Company or compatible with other jurisdictions’ regimes in which the Company operates. Furthermore, to the extent the Company offers any of these financial services, emerging regulation or enforcement activity may have a material impact on the Company’s ability to continue providing such service thereby affecting the Company’s revenues and profitability as well as its reputation and resources.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency investments at unfavorable prices and may adversely affect the Company’s shareholders.

U.S. Classification of Crypto Assets and Investment Company Act of 1940

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on 19 our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.” The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

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Additionally, we do not currently intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If certain crypto assets that form a part of our ETPs are determined to be crypto assets, we may be obligated to register as an investment company under the Investment Company Act, and we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Further, the classification of certain crypto assets as securities could draw negative publicity and a decline in the general acceptance of the crypto asset, which could have a negative effect on our ETPs that contain such crypto assets.

DeFi Venture Portfolio Exposure

Given the nature of the Company’s DeFi Venture activities, the results of operations and financial condition of the Company are dependent upon the market value of the securities, tokens and cryptocurrencies that comprise DeFi Venture’s portfolio assets. Market value can be reflective of the actual or anticipated operating results of companies or projects in the portfolio and/or the general market conditions that affect the technology, crypto and DeFi sectors. Various factors affecting these sectors could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company’s investments are mostly in early stage ventures that may never mature or generate adequate returns or may require a number of years to do so. Junior companies may never achieve commercial success. This may create an irregular pattern in the Company’s investment gains and revenues (if any) and an investment in the Company’s securities may only be suitable for investors who are prepared to hold their investment for a long period of time. Macro factors such as commodity prices, the growth and decline of disruptive technologies, including DeFi technologies, and global political and economic conditions could have an adverse effect on the mining, technological and Defi sectors, thereby negatively affecting the Company’s portfolio of investments. Company and project-specific risks, such as the risks associated with emerging companies and project in the technology, crypto and DeFi sectors generally, could have an adverse effect on one or more of the investments in the portfolio at any point in time. Company, project and industry-specific risks that materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

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A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s cryptocurrency holdings. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s cryptocurrency holdings.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

Further Development and Acceptance of Cryptocurrency and DeFi Networks

The further development and acceptance of cryptocurrency and other cryptographic and algorithmic protocols governing the issuance of transactions in cryptocurrencies and DeFi Protocols, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding cryptocurrencies and DeFi Protocol tokens, and thus may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

•	continued worldwide growth in the adoption and use of cryptocurrencies and DeFi;

•	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency and DeFi systems;

•	changes in consumer demographics and public tastes and preferences;

•	the maintenance and development of the open-source software protocol of relevant networks;

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•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

•	negative consumer sentiment and perception of cryptocurrencies.

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted, for example as a means of payment for goods and services, by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

There are material risks and uncertainties associated with custodians of digital assets

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third- party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

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Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of the Company’s cryptocurrencies could be lost, stolen or destroyed. If the Company’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency and DeFi protocol token transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies or DeFi protocol tokens may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Potential Failure to Maintain the Cryptocurrency Networks

Many cryptocurrency networks, including the Bitcoin Network, operates based on an open-source protocol maintained by the core developers of such networks and other contributors. As such protocols are not sold and their uses do not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks, including the Bitcoin Network, is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the such network protocol and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, such networks and an investment in the Common Shares may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

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Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners in relevant networks, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

Concentration of Investments

Other than as described herein, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavorable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area. As at December 31, 2021, the Company’s investments through its Defi Venture business arm comprise of $8,311,150 represented approximately 1.8% of the Company’s total assets.

Competition

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. The DeFi ETPs and DeFi Infrastructure business line compete against several companies and expect that we will face even more competition in the future. These competitors could have various competitive advantages over us, including but not limited to:
•	greater name recognition, longer operating histories, and larger market shares;

•	larger sales and marketing budgets and organizations;

•	more established marketing, banking, and compliance relationships;

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•	greater resources to make acquisitions;

•	lower labor, compliance, risk mitigation, and research and development costs;

•	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

•	substantially greater financial, technical, and other resources.

If we are unable to compete successfully, or if competing successfully requires the Company to take costly actions in response to the actions of the Company’s competitors, the Company’s business, operating results, and financial condition could be adversely affected.

Harm to the Company’s brand and reputation could adversely affect the Company’s business. The Company’s reputation and brand may be adversely affected by complaints and negative publicity about the Company, even if factually incorrect or based on isolated incidents. Damage to the Company’s brand and reputation may be caused by:

•	cybersecurity attacks, privacy or data security breaches, or other security incidents;

•	complaints or negative publicity about us, our ETPs, our management team, our other employees or contractors or third-party service providers;

•	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors or third-party service providers;

•	unfavorable media coverage;

•	litigation involving, or regulatory actions or investigations into our business;

•	a failure to comply with legal, tax and regulatory requirements;

•	any perceived or actual weakness in our financial strength or liquidity;

•	any regulatory action that results in changes to or prohibits certain lines of our business;

•	a failure to operate our business in a way that is consistent with our values and mission;

•	a sustained downturn in general economic conditions; and

•	any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.

Private Issuers and Illiquid Securities

Through its DeFi Ventures business line, the Company invests in securities and / or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair the Company’s ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or projects are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of the Company’s private investments, or that the Company will otherwise be able to realize a return on such investments.

The value attributed to securities and / or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can actually be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

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The Company may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time the Company is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that the Company will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, the Company may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

The Company may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Cash Flow, Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, proceeds from the disposition of investments, management fees of ETPs and staking and lending activities of cryptocurrencies and DeFi protocol tokens. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to us, if the value of our investments decline, resulting in losses upon disposition, if there is low demand for our ETPs, resulting in lack of management fees received, and if rates provided by counterparties for staking and lending decrease.

Dependence on Management Personnel

The Company is dependent upon the efforts, skill and business contacts of key members of management, the Board and the Advisory Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals who are not obligated to remain consultants to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow existing assets and raise additional funds in the future.

Sensitivity to Macro-Economic Conditions

Due to the Company’s focus on decentralized finance industry, the success of the Company’s investments is interconnected to the growth of disruptive technologies. The Company may be adversely affected by the falling share prices of the securities of investee companies, cryptocurrencies, DeFi Protocol tokens and other crypto assets, as the trading price for the Common Shares may reflect the estimated aggregate value of the Company’s portfolio of investments and assets under management. The factors affecting current macro-economic conditions are beyond the control of the Company.

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Available Opportunities and Competition for Investments

The success of the Company’s DeFi Ventures line of business will depend upon: (i) the availability of appropriate investment opportunities; (ii) the Company’s ability to identify, select, acquire, grow and exit those investments; and (iii) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, may be better capitalized, have more personnel, have a longer operating history and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of attractive investments.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of the companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the mining, technological and cryptocurrency industries and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments.

Additional Financing Requirements

The Company anticipates ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause shareholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on the Company’s operations or ability to incur additional debt. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the Company’s securities will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments. In addition, past performance provides no assurance of future success.

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Management of the Company’s Growth

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on the Company’s managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative and financial controls and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on the Company’s operating results and overall performance.

Due Diligence

The due diligence process undertaken by the Company in connection with investment opportunities may not reveal all facts that may be relevant in connection with the investments. Before making investments, the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company relies on resources available including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence process that is carried out with respect to investment opportunities may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Exchange Rate Fluctuations

A significant portion of the Company’s cryptocurrency, DeFi protocol tokens and digital asset holdings could be invested in United States dollar denominated investments or other foreign currencies. Changes in the value of the foreign currencies in which the Company’s investments are denominated could have a negative impact on the ultimate return on its investments and overall financial performance.

Non-controlling Interests

The Company’s investments include debt instruments and equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities directly from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree or that the majority stakeholders or the management of the investee company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the value of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

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Changes in Legislation and Regulatory Risk

There can be no assurance that laws applicable to the Company or the businesses in which the Company invests, including securities legislation, will not be changed in a manner which adversely affects the Company. If such laws change, such changes could have a negative effect upon the value of the Company and upon investment opportunities available to the Company.

Risks Relating to the Financial Condition of the Company

Limited Operating History as a DeFi Company

The Company announced its focus in the DeFi industry on January 19, 2021. The Company’s limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company’s prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in the securities of the Company is highly speculative given the nature of the Company’s business.

The Company’s success will depend on many factors, including some which may be beyond its control or which cannot be accounted for at this time, such as the market’s acceptance of the products of its investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this AIF, it is possible that the Company may not generate revenues or profits in the foreseeable future or at all.

No History of Operating Revenue and Cash Flow

The Company is dependent on financings and future cash flows to meet its obligations. The future performance of the business and the ability of the Company’s subsidiaries to provide the Company with payments may be constrained by factors such as, among others: success of the Company’s corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If the Company is unable to generate sufficient cash from operations, the Company may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of its assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

The Company may be subject to limitations on the repatriation of earnings in each of the countries where the Company, including its investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where the Company or its investee companies do business will not take place, and if such changes occur, they may adversely impact the Company’s ability to receive sufficient cash payments from its subsidiaries.

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Insufficient Cash Flow and Funds in Reserve

The Company’s cash flow and funds in reserve may not be sufficient to fund its ongoing activities at all times and from time to time and it may require additional financing in order to carry out its activities. In addition, the Company may incur major unanticipated liabilities or expenses. Although the Company has been successful in the past in financing its activities, there can be no assurance that the Company will be able to obtain additional financing on commercially acceptable terms. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of Company. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. Due to uncertainty in the capital markets, the Company may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

The Company, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede the Company’s ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede the Company’s ability to service any of its loans or arrange alternative financing when the existing loans become due. In each case, the Company’s business, financial condition, results of operations and prospects would be adversely affected.

Conflicts of Interest may Arise

Certain current or future directors and officers of the Company and its subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares.

Shareholders’ Interest in the Company may be Diluted in the Future

If the Company raises additional funding by issuing additional equity securities, or securities convertible into equity, such financing may substantially dilute the interests of shareholders.

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The Company has Never Paid Dividends and may not do so in the Foreseeable Future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future.

MULTILATERAL INSTRUMENT 52-109 DISCLOSURE

Evaluation of disclosure controls and procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal controls over financial reporting

The CEO and CFO, together with other members of Management, have designed internal controls over financial reporting based on the Internal Control–Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992). These controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual audited financial statements in accordance with IFRS.

We have not identified any changes to our internal control over financial reporting which would materially affect, or is reasonably likely to materially affect, our internal control over financial reporting.

The CEO and CFO, together with other members of Management, have evaluated the effectiveness of internal controls over financial reporting as defined by National Instrument 52-109, and have concluded, based on our evaluation that they are operating effectively as at December 31, 2021.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2020 and 2019

Future accounting change

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

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IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

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Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets was classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for Bitcoin, Ethereum, Cardano, Polkadot, Solana and Uniswap is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Trade Products (“ETP”). Fair value for the other digital assets is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share- based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

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Contingencies

Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in-process development and the related marketing rights. See Note 6 for the discussion regarding impairment of the Company’s non-financial assets.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations. To date, COVID-19 has had minimal effect on the Company’s operations or on the Company’s ability to finance its operations.

Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs. processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

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